UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: November 12, 2014	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

PART TWO OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 897 OF THE COMPANIES ACT AND CONTAINS A PROPOSAL WHICH, IF IMPLEMENTED, WILL RESULT IN THE CANCELLATION OF THE LISTING OF CSR SHARES ON THE LONDON STOCK EXCHANGE’S MAIN MARKET FOR LISTED SECURITIES.

If you are in any doubt as to the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are taking advice outside the United Kingdom.

If you have sold or otherwise transferred all of your CSR Shares or CSR ADSs, please send this document together with the accompanying documents (but not any personalised accompanying documents) at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction. If you have sold or otherwise transferred only part of your holding of CSR Shares or CSR ADSs, you should retain those documents and consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

The release, publication or distribution of this document and/or the accompanying documents (in whole or in part) in or into jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

RECOMMENDED CASH ACQUISITION

of

CSR PLC

by

QUALCOMM GLOBAL TRADING PTE. LTD.

an indirect wholly owned subsidiary of

QUALCOMM INCORPORATED

to be effected by means of a scheme of arrangement

under Part 26 of the Companies Act 2006

This document (including any document incorporated into it by reference) and the accompanying Forms of Proxy, should be read as a whole. Your attention is drawn to the letter from the Chairman of CSR in Part One of this document, which contains the unanimous recommendation of the CSR Directors that you vote in favour of the Scheme at the Court Meeting and the special resolution to be proposed at the General Meeting. A letter from J.P. Morgan Cazenove and Goldman Sachs International explaining the Scheme appears in Part Two of this document and, together with the information incorporated by reference therein, constitutes an explanatory statement in compliance with section 897 of the Companies Act.

Notices of the Court Meeting and the General Meeting, each of which will be held at The Lincoln Centre, 18 Lincoln’s Inn Fields, London, WC2A 3ED, on 4 December 2014, are set in Part Ten and Part Eleven respectively of this document. The Court Meeting will start at 11.45 a.m. on that date and the General Meeting at 12.00 p.m. or as soon thereafter as the Court Meeting is concluded or adjourned.

Action to be taken by CSR Shareholders is set out in the section of this document entitled, “To Vote on the Acquisition”. Scheme Shareholders are asked to complete and return the enclosed blue and white Forms of Proxy in accordance with the instructions printed thereon as soon as possible, but in any event so as to be received by CSR’s registrar, Equiniti Limited, at Freepost RTHJ-CLLL-KBKU, Equiniti, Aspect House, Spencer Road, Lancing BN99 8LU, not later than 48 hours before the relevant meeting (excluding any part of such 48 hour period falling on a weekend or a public holiday in the UK). Scheme Shareholders who hold CSR Shares in CREST may also appoint a proxy using CREST by following the instructions set out in the section, “To Vote on the Acquisition”. If the blue Form of Proxy for the Court Meeting is not lodged by the relevant time, it may be handed to the Chairman of the Court Meeting at the Court Meeting before the taking of the poll. However, in the case of the General Meeting, if the white Form of Proxy is not lodged by the relevant time, it will be invalid.

CSR ADS Holders and overseas CSR Shareholders should refer to Part Seven of this document, which contains important information relevant to such holders.

If you have any questions about this document, the Court Meeting or the General Meeting, or are in any doubt as to how to complete the Forms of Proxy, please call CSR’s registrar, Equiniti Limited, between 8.30 a.m. and 5.30 p.m. on Monday to Friday (except UK public holidays), on 0871 384 2050 from within the UK (calls cost 8p per minute excluding VAT, plus network extras) or on +44 121 415 0259 if calling from outside the UK. Please note that calls may be monitored or recorded and Equiniti Limited cannot provide legal, tax or financial advice or advice on the merits of the Scheme.

J.P. Morgan Limited, which conducts its UK investment banking business as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”), is authorised and regulated in the United Kingdom by the Financial Conduct Authority. J.P. Morgan Cazenove is acting as financial adviser exclusively for CSR and no one else in connection with the Acquisition and will not regard any other person as its client in relation to the Acquisition and will not be responsible to anyone other than CSR for providing the protections afforded to clients of J.P. Morgan Cazenove, nor for providing advice in relation to the Acquisition or any other matter referred to herein.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for CSR and no one else in connection with the matters set out in this document and will not be responsible to anyone other than CSR for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in relation to the matters in this document. Neither Goldman Sachs International nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs International in connection with this document, any statement contained herein or otherwise.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFIN—Federal Financial Supervisory Authority). Deutsche Bank AG, London Branch is further authorised by the Prudential Regulation Authority and subject to limited regulation by the Financial Conduct Authority and Prudential Regulation Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority and regulation by the Financial Conduct Authority are available on request. Deutsche Bank AG, London Branch is acting as financial adviser to Qualcomm and QGT and no one else in connection with the Acquisition or the contents of this document. Neither Deutsche Bank AG nor any other company in the Deutsche Bank Group will be responsible to any person other than Qualcomm and QGT for providing the protections to clients under the UK regulatory regime nor for providing advice in relation to the Acquisition or any matters referred to in this document. Neither Deutsche Bank nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Deutsche Bank in connection with this document, any statement contained herein or otherwise.

This document is dated 12 November 2014.

IMPORTANT NOTICE

Overseas jurisdictions

CSR Shareholders who are not resident in and citizens of the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Persons who are not resident in the UK should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions.

The release, publication or distribution of this document in or into jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person. This document has been prepared for the purposes of complying with English law, the Listing Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Unless otherwise determined by Qualcomm or required by the Code and permitted by applicable law and regulation, the Acquisition will not be made in or into and will not be capable of acceptance in or from any Restricted Jurisdiction or any other overseas jurisdiction in respect of which such action would not be lawful. Accordingly, unless otherwise determined by Qualcomm or required by the Code and permitted by applicable law and regulation, copies of this document and formal documentation relating to the Acquisition will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would violate the laws of that jurisdiction.

Note to CSR Shareholders resident in Australia

This document has not been, and will not be, lodged with the Australian Securities and Investments Commission as a disclosure document for the purposes of the Corporations Act 2001 (Cth) (“ASIC Corporations Act”). This document does not purport to include the information required of a disclosure document under Chapter 6D of the ASIC Corporations Act and does not constitute an offer, or an invitation, to purchase or subscribe for CSR Shares except to the extent that such an offer or invitation, if made, would be permitted under Chapter 6D of the ASIC Corporations Act without the need for a lodged prospectus.

Note to US Shareholders and CSR ADS Holders

US Shareholders (and CSR ADS Holders) should note that the Acquisition relates to the securities of a UK company, is subject to UK procedural and disclosure requirements (which are different from those of the US) and is proposed to be implemented under a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules or the proxy rules under the US Exchange Act. The financial information with respect to CSR included in this document has been or will have been prepared in accordance with IFRS and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. If QGT exercises its right to implement the acquisition of the CSR Shares by way of a Takeover Offer in lieu of the Scheme, such offer will be made in compliance with applicable US tender offer regulations.

US Shareholders and CSR ADS Holders should refer to Part Seven of this document, which contains certain US federal income tax considerations. Each CSR Shareholder (including US Shareholders) and CSR ADS Holder is urged to consult his independent professional adviser immediately regarding the tax consequences of the Acquisition applicable to him.

CSR is currently subject to the informational requirements of the US Exchange Act and, in accordance therewith, files reports and other documents with the SEC. Reports and other information filed by CSR with the SEC may be obtained free of charge from the SEC’s website at www.sec.gov.

Neither the SEC nor any securities commission of any state of the United States has approved the Acquisition, passed upon the fairness of the Acquisition or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence in the United States.

Non-IFRS measures

Although CSR prepares its financial statements in accordance with IFRS, it also reports and discusses additional measures that it calls “underlying.” In this document, CSR presents underlying gross margin, underlying operating profit margin and underlying operating expenses, which are based on IFRS adjusted for amortisation of intangibles, share option charges, integration and restructuring costs, gain on sale of Imaging IP, other operating income, the unwinding of discount on non-underlying items, derecognition of deferred tax on deferred tax losses, and prior year tax adjustments relating to non-underlying items. These underlying measures are not IFRS measures. Management believe that these underlying measures provide CSR Shareholders and investors with useful information regarding CSR’s ongoing performance by excluding certain amounts that are included in the comparable IFRS numbers, which can distort trends. “Underlying” measures are not intended to be a substitute for IFRS measures, and are not superior to the IFRS measures reported. The definition of “underlying” measures can differ between companies, even if such measures have similar names. In addition, the adjustments made between “underlying” and IFRS measures are in some cases recurring, and CSR does not represent that these are outside the normal course of business. Some of the adjustments are based on management’s judgment in terms of both classification and estimation. A reconciliation of each underlying measure to the most comparable IFRS measure is provided as part of CSR’s unaudited results for the half year ended 27 June 2014 and the third quarter results for the 13 week financial period ended 26 September 2014.

Statements made in this document

The statements contained in this document are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set forth in this document since such date. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of CSR, the CSR Group, Qualcomm or the Qualcomm Group, unless otherwise stated.

Cautionary note regarding forward-looking statements

This document (including information incorporated by reference in this document), oral statements made regarding the Acquisition and other information published by Qualcomm and CSR contain statements that are or may be forward-looking statements. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the respective management of Qualcomm and CSR about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Actual results may differ materially from those expressed in the forward-looking statements depending on a number of factors, including the satisfaction of the Conditions, future market conditions, the behaviour of other market participants, an adverse change in the economic climate, and the extent to which CSR’s business is successfully integrated within Qualcomm, among others. Risks relating to Qualcomm and CSR are included in their respective annual and quarterly reports (which may be obtained free of charge from the SEC’s website at www.sec.gov). Many of these risks and uncertainties relate to factors that are beyond the relevant companies’ abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants and, therefore, undue reliance should not be placed on such statements.

The forward-looking statements contained in this document include statements relating to the expected effects of the Acquisition on Qualcomm and CSR, the expected timing and scope of the Acquisition and other statements other than historical facts. All statements other than statements of historical facts included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “should”, “could”, “would”, “may”, “anticipates”, “estimates”, “synergy”, “cost-saving”, “projects”, “goal”, “strategy”, “budget”, “forecast” or “might” or, words or terms of similar substance or the negative thereof, are forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Qualcomm’s or CSR’s operations and potential synergies resulting from the Acquisition; and (iii) the effects of government regulation on Qualcomm’s or CSR’s business.

All subsequent oral or written forward-looking statements attributable to Qualcomm or CSR or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. The forward-looking statements contained in this document are made as of the date hereof and each of CSR and Qualcomm assumes no obligation and does not intend publicly to update or revise these forward-looking statements, whether as a result of future events, new information or otherwise, except as required pursuant to applicable law.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Qualcomm, CSR or the Qualcomm Group following completion of the Acquisition, unless otherwise stated.

Dealing disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the document in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 p.m. (London time) on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 p.m. (London time) on the 10th Business Day following the document in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Publication of this document

A copy of this document will be available free of charge, subject to any applicable restrictions relating to persons resident in Restricted Jurisdictions, on Qualcomm’s website at www.qualcomm.com and on CSR’s website at www.csr.com by no later than 12.00 p.m. (London time) on the Business Day following the date of publication of this document.

Availability of hard copies

If you have received this document in electronic form, you may request a hard copy of this document and/or any information incorporated into this document by reference to another source by contacting CSR’s registrar, Equiniti Limited, at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA or, between 8.30 a.m. and 5.30 p.m. on Monday to Friday (except UK public holidays), on 0871 384 2050 from within the UK (calls cost 8p per minute excluding VAT, plus network extras) or on +44 121 415 0259 if calling from outside the UK, with your full name and the full address to which the hard copy may be sent. You may also request that all future documents, announcements and information to be sent to you in relation to the Acquisition should be in hard copy form.

Rounding

Certain figures included in this document have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as total in certain tables may not be an arithmetic aggregation of the figures that precede them.

TO VOTE ON THE ACQUISITION

This page should be read in conjunction with the rest of this document and, in particular, the notices of the Court Meeting and the General Meeting at the end of this document.

To vote at the CSR Meetings using the Forms of Proxy

Whether or not you plan to attend the CSR Meetings, you should:

1.	complete, sign and return the blue Form of Proxy for use at the Court Meeting, so as to be received by no later than 11.45 a.m. on 2 December 2014; and

2.	complete, sign and return the white Form of Proxy for use at the General Meeting, so as to be received by no later than 12.00 p.m. on 2 December 2014.

If the blue Form of Proxy for the Court Meeting is not returned by the above time, it may be handed to the Chairman of the Court Meeting at the Court Meeting before the taking of the poll. However, in the case of the General Meeting, if the white Form of Proxy is not returned so as to be received by the time mentioned above and in accordance with the instructions in the Form of Proxy it will be invalid.

The completion and return of Forms of Proxy will not prevent you from attending and voting at the Court Meeting and/or General Meeting, or any adjournments thereof, in person should you wish to do so and should you be so entitled.

CSR ADS Holders should complete and return the Forms of Instruction in respect of the CSR ADSs to the Depositary, so as to be received before 12.00 p.m. (Eastern Time) on 2 December 2014. CSR ADS Holders should refer to Part Seven of this document, which contains important information relevant to such holders.

To vote at the CSR Meetings using an electronic proxy appointment

CSR Shareholders may register their proxy appointments electronically via the www.sharevote.co.uk website, where full details of the procedure are given. CSR Shareholders who are not registered to vote electronically will need to enter the Voting ID, Task ID and Shareholder Reference Number set out in their personalised Forms of Proxy which accompany this document. Alternatively, CSR Shareholders who have already registered with Equiniti’s Shareview Service can appoint a proxy by logging on to their portfolio at www.shareview.co.uk and clicking on the link to vote. The onscreen instructions give details on how to complete the appointment process. In order to be valid, such appointments and directions must be registered by no later than 11.45 a.m. on 2 December 2014 (in the case of the Court Meeting) or 12.00 p.m. on 2 December 2014 (in the case of the General Meeting) (or, in the case of an adjourned meeting, by no later than 48 hours before the time fixed for the holding of the adjourned meeting (excluding any day that is not a working day)). CSR Shareholders are advised to read the terms and conditions of use carefully. Electronic communication facilities are available to all CSR Shareholders.

To vote at the CSR Meetings using a proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so using the procedures described in the CREST Manual, which can be viewed at www.euroclear.com. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear’s specifications, and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com). The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by CSR’s registrar, Equiniti Limited (participant ID RA19) not later than 11.45 a.m. on 2 December 2014 in the case of the Court Meeting and not later than 12.00 p.m. on 2 December 2014 in the case of the General Meeting (or, in the case of an adjourned meeting, at least 48 hours before the start of the adjourned meeting (excluding any part of such 48 hour period falling on a weekend or a public holiday in the UK)). For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear does not make available special procedures in CREST for any particular message. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. CREST members and, where applicable, their CREST sponsors or voting system providers, are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

CSR may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Regulations.

IT IS IMPORTANT THAT, FOR THE COURT MEETING, AS MANY VOTES AS POSSIBLE ARE CAST SO THAT THE COURT MAY BE SATISFIED THAT THERE IS A FAIR AND REASONABLE REPRESENTATION OF SCHEME SHAREHOLDER OPINION. YOU ARE THEREFORE STRONGLY URGED TO COMPLETE, SIGN AND RETURN YOUR FORMS OF PROXY, OR APPOINT A PROXY ELECTRONICALLY, AS SOON AS POSSIBLE.

Shareholder helpline

If you have any questions about this document, the Court Meeting or the General Meeting, or are in any doubt as to how to complete the Forms of Proxy, please call CSR’s registrar, Equiniti Limited, between 8.30 a.m. and 5.30 p.m. on Monday to Friday (except UK public holidays), on 0871 384 2050 from within the UK (calls cost 8p per minute excluding VAT, plus network extras) or on +44 121 415 0259 if calling from outside the UK. Please note that calls may be monitored or recorded and Equiniti Limited cannot provide legal, tax or financial advice or advice on the merits of the Scheme.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The following indicative timetable sets out expected dates for the implementation of the Scheme.

Event	Time and/or date
Latest time for lodging Forms of Proxy for the:

a) Court Meeting (blue form)	11.45 a.m. on 2 December 2014 (1)

b) General Meeting (white form)	12.00 p.m. on 2 December 2014 (2)

Voting Record Time for the Court Meeting and General Meeting	6.00 p.m. on 2 December 2014 (3)

Court Meeting	11.45 a.m. on 4 December 2014

General Meeting	12.00 p.m. on 4 December 2014 (4)

The following dates are indicative only and are subject to change (5)

First Court Hearing (to sanction the Scheme)	D-2

Last day of dealings in, and for registrations of transfers of and disablement in CREST of, CSR Shares	D-1

Dealings in CSR Shares suspended	5.00 p.m. on D-1

Scheme Record Time	6.00 p.m. on D-1

Second Court Hearing (to confirm the Reduction of Capital)	D

Effective Date of the Scheme	By the end of the summer of 2015 (“D”)

Cancellation of admission of and dealings in CSR Shares	D+3

Despatch of cheques and crediting of CREST accounts for cash consideration due under the Scheme	By the end of D+14

Long Stop Date	31 December 2015 (6)

Notes:

(1)	It is requested that blue Forms of Proxy for the Court Meeting be lodged not later than 48 hours prior to the time appointed for the Court Meeting (excluding any part of such 48 hour period falling on a weekend or a public holiday in the UK). Blue Forms of Proxy not so lodged may be handed to the Chairman of the Court Meeting at the Court Meeting before the taking of the poll.
(2)	White Forms of Proxy for the General Meeting must be lodged not later than 48 hours prior to the time appointed for the General Meeting (excluding any part of such 48 hour period falling on a weekend or a public holiday in the UK).
(3)	If either the Court Meeting or the General Meeting is adjourned, the Voting Record Time for the relevant adjourned meeting will be 6.00 p.m. on the day which is two Business Days’ prior to the date of the adjourned meeting.
(4)	Or as soon thereafter as the Court Meeting shall have concluded or been adjourned.

Event	Time and/or date
(5)	These dates are indicative only and will depend, among other things, on the date upon which (i) antitrust (and other) Conditions are satisfied or, if capable of waiver, waived; (ii) the Court sanctions the Scheme; (iii) the Court confirms the associated Reduction of Capital; and (iv) the Scheme Court Order and the Reduction Court Order, along with the Statement of Capital, are delivered to the Registrar of Companies and, in respect of the Reduction Court Order and the Statement of Capital, if the Court so orders for the Scheme to become effective, when such Reduction Court Order and Statement of Capital are registered by the Registrar of Companies. CSR will give adequate notice of all of these dates, when known, by issuing an announcement through a Regulatory Information Service. Further updates or changes to other times or dates indicated below shall, at CSR’s discretion, be notified in the same way.
(6)	This is the latest date by which the Scheme may become effective unless CSR and QGT agree, with the consent of the Panel and (if required) the Court, a later date.

All references in this document to times are to London time unless otherwise stated.

CSR ADS Holders and overseas CSR Shareholders should refer to Part Seven of this document, which contains important information relevant to such holders.

PART ONE: LETTER FROM THE CHAIRMAN OF CSR

CSR plc

Churchill House

Cambridge Business Park

Cowley Road

Cambridge, CB4 0WZ

Incorporated in England and Wales with registered number 04187346

Ron Mackintosh (Chairman)

Joep van Beurden (Chief Executive Officer)

Will Gardiner (Chief Financial Officer)

Chris Ladas (Operations Director)

Anthony Carlisle (Non-Executive Director and Senior Independent Director)

Teresa Vega (Non-Executive Director)

Levy Gerzberg (Non-Executive Director)

Chris Stone (Non-Executive Director)

Walker Boyd (Non-Executive Director)

12 November 2014

To the holders of CSR Shares and CSR ADSs and, for information only, to holders of options or awards under the CSR Share Schemes

Dear CSR Shareholder

RECOMMENDED CASH ACQUISITION OF CSR BY QGT

1.	Introduction

On 15 October 2014, the boards of CSR plc and Qualcomm Incorporated announced that they had reached agreement regarding the terms of a recommended cash offer through which the entire issued and to be issued ordinary share capital of CSR will be acquired by Qualcomm Global Trading Pte. Ltd., an indirect wholly owned subsidiary of Qualcomm Incorporated.

I am writing to you to set out the terms of the Acquisition and to explain why the CSR Board is unanimously recommending that CSR Shareholders vote (and that CSR ADS Holders instruct the Depositary to vote) in favour of the Scheme at the Court Meeting and the special resolution to be proposed at the General Meeting, as the CSR Directors have irrevocably undertaken to do (or, in the case of CSR ADSs, to instruct the Depositary to do so) in respect of their beneficial holdings of CSR Shares. I draw your attention to the letter from J.P. Morgan Cazenove and Goldman Sachs International set out in Part Two of this document, which gives details about the Acquisition and to the additional information set out in Part Eight of this document.

Details of the actions you should take are set out in paragraph 13 of this letter. The recommendation of the CSR Directors is set out in paragraph 15 of this letter.

CSR ADS Holders should refer to Part Seven of this document, which contains important information relevant to such holders.

2.	Summary of the terms of the Acquisition

It is intended that the Acquisition will be implemented by way of the Scheme, details of which are set out in the Explanatory Statement in Part Two of this document.

Under the terms of the Acquisition, which is subject to the Conditions and further terms set out in Part Three of this document, Scheme Shareholders will be entitled to receive:

for each CSR Share	900 pence in cash

The Acquisition values the entire issued and to be issued share capital of CSR at approximately £1,560 million, and the Acquisition represents a premium of approximately:

•	56.5 per cent. to the Closing Price per CSR Share of 575 pence on 27 August 2014 (being the last Business Day prior to the commencement of the Offer Period);

•	66.3 per cent. to the average Closing Price per CSR Share of 541 pence in the one month to 27 August 2014 (being the last Business Day prior to the commencement of the Offer Period); and

•	56.5 per cent. to the average Closing Price per CSR Share of 575 pence in the three months to 27 August 2014 (being the last Business Day prior to the commencement of the Offer Period).

3.	Background to and reasons for the Acquisition

Qualcomm (NASDAQ: QCOM) is a global leader in developing and commercialising mobile processing and wireless communications technologies. For more than 25 years, Qualcomm’s ideas and inventions have driven the evolution of digital communications, linking people everywhere more closely to information, entertainment and each other. Similarly, through years of innovation, CSR has developed a highly advanced offering of low power wireless connectivity technologies which allow people and their electronic devices to connect to the world around us and share their content with others. CSR has used its technological leadership in Bluetooth and audio processing to establish leading positions in rapidly growing business areas, such as portable audio and automotive infotainment. More recently, CSR extended its capabilities to include Bluetooth Smart. In combination, these technology and platform innovations expand CSR’s reach to address the seamless connectivity of people, devices and information, or the internet of everything. The Acquisition complements Qualcomm’s current offerings by adding products, channels and customers in the important growth categories of the internet of everything and automotive infotainment, accelerating Qualcomm’s presence and path to leadership. This opportunity is aligned with Qualcomm’s established strategic priorities in these rapidly growing business areas.

Qualcomm expects the Acquisition to be accretive to Non-GAAP earnings per share in fiscal 2016, the first full year of combined operations.

4.	Background to and reasons for the recommendation

In recent years, CSR’s goal has been to deliver growing shareholder returns by generating revenue growth and increasing profitability. CSR has undertaken this by a combination of acquisitions and organic growth, enabled by disciplined investment in markets which CSR believes offer the potential for profitable revenue growth and where CSR can deliver differentiated platforms with leading market positions. CSR has pursued a strategy designed to build its portfolio of technologies and has focused on five strategic end markets: Voice & Music, Automotive Infotainment, Document Imaging, Bluetooth Smart and the nascent market of Indoor Location. This strategy has diversified the products, market presence and customer base of CSR.

In conjunction with this strategy, over the past several years, CSR has exited from markets which it did not believe were attractive or in which it considered it would not be able to develop market leading positions with high margins. As part of this strategy, in October 2012, CSR completed the Samsung Transaction for headline cash consideration of US$310 million, in connection with which CSR returned US$285 million to CSR Shareholders. More recently, in June 2014, CSR disposed of certain Imaging intellectual property assets together with the team devoted to their development for a total consideration of US$44 million.

Following the Samsung Transaction, CSR was organised into two business groups: Core and Legacy, with Legacy including those products in which CSR had decided no longer to invest. CSR’s Core business is focused on developing platforms across the areas of Automotive Infotainment, Voice & Music, Document Imaging, Bluetooth Smart and the nascent market of Indoor Location.

While the CSR Directors believe that the present strategy and opportunities for exploiting its products and technologies are capable of delivering the long-term growth and profitability of the business, they believe the terms of the Acquisition provide CSR Shareholders with an immediate and certain value which is highly attractive. The CSR Directors believe the Acquisition recognises CSR’s long term prospects and growth potential and the potential medium term standalone value of CSR, taking into account the dynamics of the global market in which CSR operates and the competitive landscape.

Following careful consideration of the above factors, the CSR Directors unanimously recommend that CSR Shareholders vote (and that CSR ADS Holders instruct the Depositary to vote) in favour of the Acquisition, as they have each irrevocably undertaken to do (or, in the case of CSR ADSs, to instruct the Depositary to do so) in respect of their entire respective beneficial holdings of CSR Shares. The CSR Board’s decision to recommend the Acquisition was reached after taking into account the proposals it had received from other parties.

5.	Irrevocable Undertakings

QGT has received irrevocable undertakings from each of the CSR Directors to vote (or, in the case of CSR ADSs, to instruct the Depositary to do so) in favour of the Scheme at the Court Meeting and in favour of the special resolution to be proposed at the General Meeting in respect of their own beneficial holdings of 884,457 CSR Shares, representing approximately 0.54 per cent. of CSR’s issued share capital (excluding treasury shares) as at 14 October 2014 (being the latest practicable date prior to the Announcement). The irrevocable undertakings given by the CSR Directors will remain in full force and effect if the Acquisition is effected by way of a Takeover Offer and will cease to be binding only if the Scheme and, if applicable, any Takeover Offer lapses or is withdrawn and no new, revised or replacement scheme of arrangement or takeover offer is or has been announced by QGT in accordance with Rule 2.7 of the Code.

Further details of these irrevocable undertakings are set out in Part Eight to this document.

6.	Information on CSR

CSR (LSE: CSR; NASDAQ: CSRE) is an innovator in the development of multifunction semiconductor platforms and technologies for the Auto, Consumer and Voice & Music markets. CSR was established in Cambridge in April 1999 by an engineering and marketing team that previously worked at Cambridge Consultants Limited, a technology and consulting firm based in Cambridge. CSR currently focuses on the Auto, Consumer and Voice & Music business segments in its Core business group. In addition, CSR’s Legacy Products business comprises discontinued business lines in which CSR has ceased investment and which include digital television and set-top boxes and handset connectivity and handset location. CSR is headquartered in Cambridge, United Kingdom and had, as at 26 September 2014, 2,130 employees in eleven countries around the globe. CSR reported revenue of US$960.7 million for its 52 week financial period ended 27 December 2013.

Core Business Segments

•	Auto: CSR was one of the first suppliers into the automotive market for wireless connectivity and has a strong track record for supporting customers, as they adopt its technologies for wireless connectivity and infotainment. The technologies which CSR provides for the automotive market are: Bluetooth, Bluetooth Smart, Wi-Fi, GPS, audio, processor, analog, image processor and power management.

•	Consumer: CSR provides its customers with technologies for consumer products, including: Bluetooth, Bluetooth Smart, Wi-Fi, GPS, audio, processor, analog, image processor, power management and server software. CSR’s technologies go into a range of products of CSR’s customers, including gaming, document imaging and indoor location.

•	Voice & Music: CSR has leading audio solutions offering its customers a suite of technologies providing wireless audio streaming for both mono and stereo products. The technologies which CSR supplies its customers in the Voice & Music market are: Bluetooth, Wi-Fi, audio, processor, analog, power management and server software.

Legacy Business Segment

The Legacy segment comprises non-core business lines in which CSR is no longer investing. CSR’s technologies are used in the following products in the Legacy segment: handset connectivity and handset location business lines retained following the Samsung Transaction as well as digital television, set-top box, tuners and digital video disk products.

7.	Information on Qualcomm and QGT

Qualcomm is a world leader in 3G, 4G and next-generation wireless technologies. Qualcomm includes Qualcomm Technologies, Inc., a wholly-owned subsidiary of Qualcomm, which operates, along with its subsidiaries, substantially all of the group’s engineering, research and development functions, and substantially all of its products and services businesses, including its semiconductor business, QCT, and its internet of everything businesses. Qualcomm has a licensing business, QTL, and owns the vast majority of its patent portfolio. For the financial year ended 28 September 2014, Qualcomm’s revenue was approximately US$26.5 billion. Qualcomm’s shares are quoted on the NASDAQ, and as at 10 November 2014, being the latest practicable date prior to the date of publication of this document, the company had a market capitalisation of approximately US$115 billion.

QGT is an indirect wholly-owned subsidiary of Qualcomm registered in Singapore. It designs, manufactures and supplies integrated circuit products for wireless voice and data communications. It also acts as an investment holding company for subsidiaries.

8.	Current trading and prospects of CSR

CSR’s unaudited half year results, released on 24 July 2014, showed that CSR’s reported revenue, underlying gross margin, and underlying operating profit for the 26 week financial period ended 27 June 2014 were US$374.5 million, 56.6% and US$41.0 million respectively. Underlying operating expenses were US$171.1 million.

CSR has today published its results for the 13 week financial period ended 26 September 2014. Further details are set out in Part Five of this document.

Since 26 September 2014, CSR has continued to trade in line with the CSR Directors’ expectations.

Your attention is also drawn to the profit forecast given by the CSR Directors in Part Six of this document.

9.	Management, employees and locations

Qualcomm attaches great importance to the skills, knowledge and expertise of CSR’s existing management and employees and believes that they will benefit from enhanced career and business opportunities as part of the Enlarged Group. The Qualcomm Board and the CSR Board recognise that in order to achieve some of the expected benefits of the combination of the CSR Group and the Qualcomm Group, it will be necessary to perform a detailed review of how best to integrate CSR into the Enlarged Group.

The analysis carried out to date has indicated the potential to generate cost-savings for the Enlarged Group in areas where there is an overlap of functions, which will likely involve some headcount reductions.

Qualcomm has not developed plans outlining where specific headcount reductions will be implemented. These plans will be formulated over time based on an integration planning exercise that will likely include a detailed review of combined: strategy, customers, employees and resources, among other things. The number of employees and locations actually affected by the Acquisition will depend on the outcome of the detailed review.

Certain office locations, which are as yet to be determined, may be combined with existing Qualcomm offices or closed, as appropriate. Overall it is Qualcomm’s expectation that the Acquisition will significantly strengthen Qualcomm’s technology presence in Cambridge.

Qualcomm has given assurances to the board of directors of CSR that the existing contractual and statutory employment rights of all retained CSR employees—including rights to participate in applicable pension and retirement plans, or comparable plans—will be fully respected following completion of the Acquisition. In addition, as indicated in paragraph 11 below, Qualcomm intends to put in place appropriate retention plans for those individuals who are identified as key to the ongoing success of the Enlarged Group.

Save for Anthony Carlisle (who, as stated in the 2013 Annual Report, following completion of nine years as a director, will stand down from the CSR Board at the end of 2014 (or on the Effective Date should that occur sooner)), the CSR Directors will resign on the Effective Date.

Pursuant to the rights under the Code granted to employee representatives, a separate opinion from the employee representatives of CSR Technology GmbH on the effect of the Acquisition on employment at CSR’s offices in Germany is appended to this document at Appendix 1.

10.	Pensions

All CSR group employees have access to a pension plan, either through participation in a state pension or retirement scheme or in a defined contribution scheme.

CSR also operates plans that provide defined benefits: the Indian Gratuity Scheme and the Indian Provident Fund and an Israeli severance/retirement plan. The Indian Provident Fund is a defined contribution plan and one of the retirement benefits offered by the employer to employees. The Indian Gratuity Scheme provides certain benefits to employees with five or more years’ service, who leave work for one of a number of reasons defined in Indian legislation. Qualcomm understands that the CSR India employer has to pay the annual contributions decided by the insurer (Life Insurance Corporation of India), based on factors such as the number of employees, their dates of birth, date of joining and base salary.

As a consequence of the CSR Group’s acquisition of Zoran on 31 August 2011, the CSR Group also assumed a defined benefit plan sponsored by CSR’s subsidiary in Israel (formerly Zoran Microelectronics Limited). The valuation of the deficit of the defined benefit plan, as at 27 December 2013, was US$87,000. The defined benefit plan provides severance payments required under Israeli law to the 55 or so employees who joined the Israeli subsidiary prior to 2007 and who leave the CSR Group involuntarily. These severance payments are funded by investment funds held in the name of each employee, with CSR liable for meeting any shortfall.

As indicated above, Qualcomm fully respects employee rights to participate in such plans and will maintain required contributions to applicable plans (assuming employees do not opt to direct payments to any defined contribution plans into which Qualcomm currently contributes on behalf of its employees).

11.	Employee Share Schemes

Details of the effect of the Acquisition on each of the CSR Share Schemes and of the choices available to participants will be set out in full in separate letters to participants.

All CSR Shares issued or transferred on the exercise of options or vesting of awards granted under the CSR Share Schemes before the Scheme Record Time will be considered Scheme Shares subject to the terms of the Scheme. The Scheme will not extend to CSR Shares issued after the Scheme Record Time and the proposed form of the Amended CSR Articles (if adopted) provide that, if the Scheme becomes effective, any CSR Share issued or transferred after the Scheme Record Time will be automatically transferred to QGT in consideration of the holder receiving 900 pence per CSR Share so transferred, representing the same price per CSR Share as will be received by holders of Scheme Shares.

In accordance with the rules of the CSR Share Award Plan and the CSR plc 2013 Long-Term Incentive Plan (“2013 LTIP”), CSR’s remuneration committee has decided to exercise its discretion (including in relation to the assessment of any performance conditions) to dis-apply time pro-rating in whole and permit full acceleration on the Effective Date in respect of grants of share awards under such plans. CSR’s remuneration committee has not applied such discretion to grants made to executive directors. Options and/or grants under the other CSR Share Schemes to the extent not already vested prior to the Effective Date will either become exercisable or lapse following the Effective Date in accordance with the rules of the relevant CSR Share Scheme.

Qualcomm and CSR have agreed under the terms of the Cooperation Agreement that: i) CSR’s remuneration committee may make awards during 2015 under the CSR plc 2011 Executive Incentive Plan based on 2014 performance during 2015 in the normal course; and ii) that CSR shall be permitted to make grants of equity to new joiners over not more than 30,000 CSR Shares under the 2013 LTIP in the ordinary course of business. Acknowledging Qualcomm’s need to implement appropriate and proportionate retention arrangements following completion of the Acquisition, CSR intends to notify Qualcomm (either directly or by procuring its remuneration committee to do so) of the nature and extent of any proposed grants during 2015, including proposed vesting and performance periods, and intends to take account of any input Qualcomm provides before finalising grant/award decisions and notifying employees.

Recognising the importance of retaining the skills, experience and knowledge of key employees, Qualcomm intends, with appropriate guidance from pay consultants and in discussion with CSR’s executive management team, to implement appropriate retention arrangements, using some combination of Qualcomm’s incentive plans and/or appropriate additional incentives, for those individuals Qualcomm identifies as key to the business.

12.	Overseas shareholders and CSR ADS Holders

Overseas shareholders of CSR Shares and CSR ADS Holders should refer to Part Seven of this document, which contains important information relevant to such holders.

13.	Action to be taken by CSR Shareholders

The Scheme and the Acquisition are subject to satisfaction or (if applicable) waiver of the Conditions set out in Part Three of this document. In order to become effective, the Scheme requires the approval of Scheme Shareholders at the Court Meeting. The resolution to approve the Scheme at the Court Meeting must be approved by a majority in number of the Scheme Shareholders present and voting (and entitled to vote), either in person or by proxy, representing not less than 75 per cent. in value of the Scheme Shares held by such Scheme Shareholders. Implementation of the Scheme will also require the passing of the special resolution to be proposed at the General Meeting to approve certain matters relating to the Scheme and the Reduction of Capital (requiring approval by the requisite majorities at the General Meeting, which will be held immediately after the Court Meeting). CSR holds 19,862,679 CSR Shares in treasury as at the close of business on 10 November 2014 (the latest practicable date prior to the publication of the Scheme Document) which it is not entitled to vote at the Court Meeting or the General Meeting.

Once the necessary approvals from the Scheme Shareholders have been obtained and the other Conditions have been satisfied or (where applicable) waived, the Scheme must be approved by the Court. The Scheme will then become effective upon delivery of the Court Orders and the Statement of Capital as approved by the Court to the Registrar of Companies.

Upon the Scheme becoming effective:

•	it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the General Meeting (and if they attended whether or not they voted in favour); and

•	share certificates in respect of CSR Shares will cease to be valid and entitlements to CSR Shares held within the CREST system will be cancelled.

Details relating to the de-listing of the CSR Shares and settlement of the cash consideration offered by QGT are included in paragraph 5 of Part Two of this document.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of opinion of Scheme Shareholders. You are therefore strongly urged to complete, sign and return your Forms of Proxy, or, alternatively, submit your proxy by electronic means, for both the Court Meeting and the General Meeting, as soon as possible.

Further details of the Scheme and the CSR Meetings are set out in paragraphs 2 and 3 of Part Two of this document.

14.	United Kingdom taxation

Your attention is drawn to paragraph 6 of Part Two of this document headed “United Kingdom taxation”. Although this document contains certain tax-related information, if you are in any doubt about your own tax position or you are subject to taxation in any jurisdiction other than the United Kingdom, you should consult an appropriately qualified independent professional adviser immediately.

15.	Recommendation

The CSR Directors, who have been so advised by J.P. Morgan Cazenove and Goldman Sachs International, consider the terms of the Acquisition to be fair and reasonable. In providing advice to the CSR Directors, J.P. Morgan Cazenove and Goldman Sachs International have taken into account the commercial assessments of the CSR Directors. J.P. Morgan Cazenove and Goldman Sachs International are providing independent financial advice to the CSR Directors for the purposes of Rule 3 of the Code.

Accordingly, the CSR Directors unanimously recommend that Scheme Shareholders vote (and that CSR ADS Holders instruct the Depositary to vote) in favour of the Scheme at the Court Meeting and the special resolution to be proposed at the General Meeting, as the CSR Directors have irrevocably undertaken to do (or, in the case of CSR ADSs, to instruct the Depositary to do so) in respect of their own beneficial holdings of 884,457 CSR Shares, representing approximately 0.54 per cent. of CSR’s issued share capital (excluding treasury shares) as at 14 October 2014 (being the latest practicable date prior to the Announcement).

16.	Further information

Your attention is drawn to further information contained in Part Two, Part Three, Part Four and Part Eight of this document, which provide further details concerning the Scheme.

You are advised to read the whole of this document and not just rely on the summary information contained in this letter.

Yours faithfully,

Ron Mackintosh

Chairman

CSR plc

PART TWO: EXPLANATORY STATEMENT

EXPLANATORY STATEMENT

(In compliance with section 897 of the Companies Act 2006)

J.P. Morgan Limited

25 Bank Street

Canary Wharf

London E14 5JP

Goldman Sachs International

Peterborough Court

133 Fleet Street

London EC4A 2BB

12 November 2014

To the holders of CSR Shares and CSR ADSs and, for information only, to holders of options or awards under the CSR Share Schemes

Dear CSR Shareholder

RECOMMENDED CASH ACQUISITION OF CSR BY QGT

1.	Introduction

On 15 October 2014, the boards of CSR plc and Qualcomm Incorporated announced that they had reached agreement regarding the terms of a recommended cash offer through which the entire issued and to be issued ordinary share capital of CSR will be acquired by Qualcomm Global Trading Pte. Ltd., an indirect wholly owned subsidiary of Qualcomm Incorporated.

The CSR Directors, who have been so advised by J.P. Morgan Cazenove and Goldman Sachs International, consider the terms of the Acquisition to be fair and reasonable. In providing advice to the CSR Directors, J.P. Morgan Cazenove and Goldman Sachs International have taken into account the commercial assessments of the CSR Directors. We have been authorised by the CSR Directors to write to you to explain the terms of the Acquisition and the Scheme and to provide you with other relevant information.

Your attention is drawn to the letter from the Chairman of CSR set out in Part One of this document, which forms part of this Explanatory Statement. The letter contains, among other things, (a) information on the reasons for and benefits of the Acquisition and (b) the unanimous recommendation by the CSR Directors to CSR Shareholders to vote in favour of the resolutions to be proposed at the Court Meeting and the General Meeting.

This Explanatory Statement contains a summary of the provisions of the Scheme. The Scheme is set out in full in Part Four of this document. For overseas holders of CSR Shares and CSR ADS Holders, your attention is drawn to Part Seven of this document, which forms part of this Explanatory Statement. Your attention is also drawn to the other parts of this document, including the information in Part Eight of this document.

The Scheme is subject to the Conditions set out in Part Three of this document being satisfied or (where applicable) waived.

2.	Summary of the terms of the Acquisition and the Scheme

The Acquisition

The Acquisition is to be effected by way of a scheme of arrangement between CSR and the CSR Shareholders under Part 26 of the Companies Act involving a reduction of capital. Following the Scheme becoming effective, the entire issued share capital of CSR will be held by QGT.

Under the terms of the Acquisition, which is subject to the Conditions and further terms set out in Part Three of this document, Scheme Shareholders will be entitled to receive:

for each CSR Share	900 pence in cash

The Acquisition values the entire issued and to be issued share capital of CSR at approximately £1,560 million, and the price represents a premium of approximately:

•	56.5 per cent. to the Closing Price per CSR Share of 575 pence on 27 August 2014 (being the last Business Day prior to the commencement of the Offer Period);

•	66.3 per cent. to the average Closing Price per CSR Share of 541 pence in the one month to 27 August 2014 (being the last Business Day prior to the commencement of the Offer Period); and

•	56.5 per cent. to the average Closing Price per CSR Share of 575 pence in the three months to 27 August 2014 (being the last Business Day prior to the commencement of the Offer Period).

CSR ADS Holders will receive consideration paid under the Scheme in respect of the CSR Shares underlying their CSR ADSs net of any taxes, governmental charges and cancellation fees due from the CSR ADS Holders to the Depositary and currency conversion expenses of the Depositary, in US Dollars from the Depositary in accordance with the terms of the Deposit Agreement upon surrender of their ADSs. CSR ADS Holders should refer to Part Seven of this document, which contains important information relevant to such holders.

Conditions

The Acquisition and, accordingly, the Scheme is subject to a number of conditions set out in full in Part Three of this document, including:

(A)	the approval of the Scheme by a majority in number of the Scheme Shareholders present and voting (and entitled to vote), representing not less than 75 per cent. in value of the Scheme Shares voted, either in person or by proxy, at the Court Meeting no later than 31 December 2014 (or such later date as may be agreed by CSR and QGT and the Court may allow);

(B)	the approval of the special resolution to be proposed at the General Meeting by CSR Shareholders by the requisite majorities at the General Meeting no later than 31 December 2014 (or such later date as may be agreed by CSR and QGT and the Court may allow);

(C)	the satisfaction of certain regulatory conditions, including antitrust clearances in China, Germany, Japan, South Korea, Taiwan and the United States;

(D)	the satisfaction by CSR of a condition relating to the licensing of intellectual property; and

(E)	the sanction of the Scheme by the Court (in either case, with or without modification but subject to any modification being on terms acceptable to CSR and QGT), confirmation of the Reduction of Capital and the delivery of the Court Orders and the Statement of Capital with the Registrar of Companies (and, if so ordered by the Court, the registration of the Reduction Court Order and the Statement of Capital).

The Acquisition is conditional upon the Scheme becoming unconditional and effective, subject to the Code, by no later than 31 December 2015 (or such later date (if any) as QGT and CSR may, with the consent of the Panel, and (if required) the Court, agree).

Any CSR Shares issued before the Scheme Record Time will be subject to the terms of the Scheme. The Amended CSR Articles will include provisions requiring any CSR Shares issued after the Scheme Record Time (other than to QGT and/or its nominees) to be automatically transferred to QGT on the same terms as the Acquisition (other than terms as to timings and formalities). The provisions of the Amended CSR Articles will avoid any person (other than QGT and its nominee(s)), holding shares in the capital of CSR after the Effective Date.

The Scheme

The Acquisition is to be effected by means of the Scheme.

The Scheme is a legal process under the Companies Act, the purpose of which is to enable QGT to become the owner of the entire issued and to be issued share capital of CSR. In order to achieve this, it is proposed that the Scheme Shares will be cancelled by way of a reduction in the capital of CSR and the reserve arising from such cancellation will be used to pay up in full at par new CSR Shares (which will be equal to the number of Scheme Shares cancelled) to be issued by CSR to QGT (or its nominee(s)), in consideration for which the Scheme Shareholders will receive cash consideration on the basis set out above.

CSR Shareholders whose names appear on the register of CSR at the Scheme Record Time, that is 6.00 p.m. on the Business Day prior to the date of the Second Court Hearing, will receive 900 pence in cash for each Scheme Share held by them. CSR Shares issued at or after the Scheme Record Time will not be subject to the Scheme. Accordingly, it is proposed that the articles of association of CSR be amended so that CSR Shares issued at or after the Scheme Record Time, other than to QGT or its nominees, will be automatically acquired by QGT on the same terms as under the Scheme.

Scheme Shareholders will receive cash consideration for their Scheme Shares, on the following basis:

for each CSR Share	900 pence in cash

Amendments to CSR’s articles of association

It is proposed, as part of the special resolution to be proposed at the General Meeting relating to the Scheme, to amend CSR’s articles of association to ensure that any CSR Shares issued under the CSR Share Schemes or otherwise between the Voting Record Time and the Scheme Record Time will be subject to the Scheme. It is also proposed to amend CSR’s articles of association so that any CSR Shares issued to any person other than QGT or its nominee(s) at or after the Scheme Record Time will be automatically acquired by QGT on the same terms as under the Scheme. This will avoid any person (other than QGT or its nominee(s)) being left with CSR Shares after dealings in such shares have ceased on the London Stock Exchange (which will occur at the close of business on the Business Day before the Effective Date). Part (E) of the special resolution set out in the notice of the General Meeting in Part Eleven of this document seeks the approval of CSR Shareholders for such amendment.

Scheme-related arrangements

Summaries of the Non-Disclosure Agreement and the Cooperation Agreement are set out in paragraph 9 of Part Eight of this document. These agreements have been published on CSR’s website at www.csr.com and are available for inspection at the times and places indicated in paragraph 18 of Part Eight of this document.

3.	CSR Meetings

The Scheme and the Acquisition are subject to satisfaction or (if applicable) waiver of the Conditions set out in Part Three of this document. In order to become effective, the Scheme will require the approval of Scheme Shareholders at the Court Meeting and at the separate General Meeting, both of which will be held on 4 December 2014 at The Lincoln Centre, 18 Lincoln’s Inn Fields, London, WC2A 3ED. The Court Meeting is being held at the direction of the Court to seek the approval of Scheme Shareholders for the Scheme. The General Meeting is being convened to seek the approval of Scheme Shareholders to enable the CSR Directors to implement the Scheme and to amend the articles of association of CSR as described in paragraph 2 above.

Notices of both the Court Meeting and the General Meeting are set out at the end of this document. Entitlement to attend and vote at the CSR Meetings and the number of votes which may be cast thereat will be determined by reference to the register of members of CSR at the Voting Record Time.

The Scheme requires the sanction of the Court, which will follow the First Court Hearing. It will also require the associated Reduction of Capital to be confirmed following the Second Court Hearing. QGT has confirmed that it will be represented by counsel at the Court Hearings and undertakes to be bound thereby. The Scheme and the Reduction of Capital will become effective on the delivery of the relevant Court orders to the Registrar of Companies and, if the Court so orders, registration of the Reduction Court Order.

If the Scheme becomes effective, it will be binding on all CSR Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the General Meeting.

Any CSR Shares which QGT may acquire prior to the Court Meeting or the General Meeting (and any CSR Shares which any member of the Qualcomm Group (or their nominees) holds at the date of the Court Meeting or General Meeting) are not Scheme Shares and therefore no member of the Qualcomm Group (or their nominees) is entitled to vote at the Court Meeting in respect of the CSR Shares held or acquired by it and will not exercise the voting rights attaching to these CSR Shares at the General Meeting. Each such member of the Qualcomm Group will undertake to be bound by the Scheme.

If the Scheme becomes effective, it will also be binding on the Depositary in respect of the CSR Shares underlying the CSR ADSs, irrespective of how CSR ADS Holders have instructed the Depositary to vote at the Court Meeting or General Meeting. CSR ADS Holders should refer to Part Seven of this document for information relevant to such holders.

Court Meeting

The Court Meeting has been convened for 11.45 a.m. on 4 December 2014 to seek approval of Scheme Shareholders for the Scheme. At the Court Meeting, voting will be by poll and each member present in person or by proxy will be entitled to one vote for each CSR Share held at the Voting Record Time. In order for the Scheme to be approved at the Court Meeting, those Scheme Shareholders voting to approve the Scheme must represent a majority in number representing 75 per cent. in value of the Scheme Shares held by Scheme Shareholders present and voting in person or by proxy.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of Scheme Shareholder opinion. You are therefore strongly urged to complete and return your Forms of Proxy as soon as possible, or, alternatively, submit your proxy by electronic means, for both the Court Meeting and the General Meeting, as soon as possible.

General Meeting

The General Meeting has been convened for the same date as the Court Meeting at The Lincoln Centre, 18 Lincoln’s Inn Fields, London, WC2A 3ED, and will be held on 4 December 2014 at 12.00 p.m. or as soon thereafter as the Court Meeting is concluded or adjourned. The General Meeting has been convened to consider and, if thought fit, pass a special resolution to approve:

(i)	the Scheme;

(ii)	the authorisation of the CSR Directors to take all actions as they may consider necessary or appropriate to give effect to the Scheme;

(iii)	the Re-registration of CSR and the cancellation of the Scheme Shares in accordance with the Scheme by way of the Reduction of Capital;

(iv)	subject to the Reduction of Capital in (iii) above taking effect, the capitalisation of the reserve arising on the cancellation of the Scheme Shares and the issue of new CSR Shares to QGT and/or its nominee(s) in accordance with the Scheme;

(v)	subject to the Reduction of Capital in (iii) above taking effect, the giving of authority to the CSR Directors pursuant to sections 549 and 551 of the Companies Act to allot the new CSR Shares as provided for in the Scheme; and

(vi)	certain amendments to CSR’s articles of association as described in Part Eleven of this document.

The special resolution will require votes in favour representing at least 75 per cent. of the votes cast at the General Meeting in person or by proxy.

In the event that the Scheme is sanctioned by the Court, it is intended that the CSR Shares held in treasury by CSR at that time will be cancelled prior to the Scheme Record Time.

Re-registration as a private company

The Scheme includes the Court directing the re-registration of CSR as a private company under section 651 of the Companies Act, such that CSR will be a private company at the time the new CSR Shares are issued to QGT and/or its nominee(s). Accordingly, there will be no requirement under section 593 of the Companies Act for an independent valuation of the new CSR Shares to be issued to QGT and/or its nominee(s).

4.	The CSR Directors and the effect of the Scheme on their interests

Details of the interests of the CSR Directors in CSR Shares are set out in paragraph 3.7 of Part Eight of this document. CSR Shares held by the CSR Directors will be subject to the Scheme.

Each CSR Director who is a CSR Shareholder has undertaken to vote (or, in the case of CSR ADSs, to instruct the Depositary to do so) his/her CSR Shares in favour of the Scheme at the Court Meeting and the special resolution to be proposed at the General Meeting.

Particulars of service contracts and letters of appointment of the CSR Directors are set out in paragraph 6 of Part Eight of this document.

The effect of the Scheme on the interests of the CSR Directors does not differ from its effect on the like interests of any other person.

In common with other participants in the CSR Share Schemes, appropriate proposals will also be made to relevant CSR Directors in respect of their awards under the CSR Share Schemes. Such proposals will be made on the basis set out above and in accordance with the provisions of the Cooperation Agreement, as summarised in paragraph 9 of Part Eight of this document.

5.	De-listing of CSR Shares and CSR ADSs and settlement of cash consideration

De-listing of CSR Shares and CSR ADSs

It is intended that dealings in CSR Shares will be suspended at 5.00 p.m. (London time) on the Business Day prior to the Effective Date. It is further intended that an application will be made to the London Stock Exchange on the Effective Date for the cancellation of trading in CSR Shares on its market for listed securities and the UK Listing Authority will be requested to cancel the listing of CSR Shares on the Official List to take effect shortly after the Effective Date. It is intended that applications be made to de-list the CSR ADSs from NASDAQ and de-register the CSR ADSs with the SEC following the Effective Date and that the CSR ADS programme will be terminated.

On the Effective Date, share certificates in respect of CSR Shares will cease to be valid and should be destroyed. In addition, entitlements to CSR Shares held within the CREST system will be cancelled.

Settlement

Subject to the Scheme becoming effective (and except as provided in Part Seven of this document in relation to certain overseas CSR Shareholders), settlement of the consideration to which any Scheme Shareholder is entitled under the Scheme will be effected as soon as practicable and, in any event, not later than 14 days after the Effective Date, in the following manner:

Scheme Shares in uncertificated form

Where, at the Scheme Record Time, a Scheme Shareholder holds Scheme Shares in uncertificated form (that is, in CREST), the cash consideration to which such Scheme Shareholder is entitled will be transferred to such person through CREST by QGT procuring the creation of an assured payment obligation in favour of the appropriate CREST account through which the Scheme Shareholder holds such uncertificated CSR Shares in respect of the cash consideration due to him or her.

As from the Effective Date, each holding of CSR Shares credited to any stock account in CREST will be disabled and all CSR Shares will be removed from CREST in due course.

QGT reserves the right to pay all, or any part of, the cash consideration referred to above to all or any Scheme Shareholder(s) who hold CSR Shares in uncertificated form in the manner referred to in the paragraph below if, for any reason, it wishes to do so.

Scheme Shares in certificated form

Where, at the Scheme Record Time, a Scheme Shareholder holds Scheme Shares in certificated form (that is, not CREST), settlement of the cash consideration due under the Scheme in respect of the Scheme Shares will be despatched:

(A)	by first class post, by cheque drawn on a branch of a UK clearing bank; or

(B)	by such other method as may be approved by the Panel.

All such cash payments will be made in pounds Sterling. Payments made by cheque will be payable to the Scheme Shareholder(s) concerned. Cheques will be despatched not later than the fourteenth day following the Effective Date to the person entitled thereto at the address as appearing in the register of members of CSR at the Scheme Record Time or in accordance with any special standing instructions regarding communications.

Despatch will be by first class post if the registered address is located in the same country as that in which the despatch is occurring, and by international standard (formerly airmail) post if the registered address is not in the same country. None of CSR, QGT, any nominee(s) of QGT or any of their respective agents shall be responsible for any loss or delay in the transmission of cheques sent in this way, and such cheques shall be sent at the risk of the person entitled thereto.

General

All documents and remittances sent by post will be sent at the risk of the person(s) entitled thereto.

Save with the consent of the Panel, settlement of the consideration to which any Scheme Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme free of any lien, right of set-off, counterclaim or other analogous right to which QGT might otherwise be, or claim to be, entitled against such Scheme Shareholder.

On the Effective Date, each certificate representing a holding of Scheme Shares will cease to be valid documents of title and should be destroyed or, at the request of CSR, delivered up to CSR, or to any person appointed by CSR to receive the same. On the Effective Date entitlements to Scheme Shares held within CREST will be cancelled.

6.	United Kingdom taxation

The comments set out below summarise certain limited aspects of the UK taxation treatment of Scheme Shareholders under the Scheme and do not purport to be a complete analysis of all tax considerations relating to the Scheme. They are based on current UK legislation and what is understood to be current HM Revenue and Customs practice, both of which are subject to change, possibly with retrospective effect.

The comments are intended as a general guide and apply only to Scheme Shareholders who are resident for tax purposes in the UK, who hold Scheme Shares as an investment (other than under a self-invested personal pension or new individual savings account) and who are the absolute beneficial owners of their Scheme Shares. These comments do not deal with certain types of shareholders (such as charities, persons holding or acquiring shares in the course of a trade or persons who have or could be treated for tax purposes as having acquired their Scheme Shares by reason of employment), collective investment schemes and insurance companies. Scheme Shareholders who are in any doubt about their taxation position, or who are resident or otherwise subject to taxation in a jurisdiction outside the UK, should consult an appropriate independent professional tax adviser immediately.

Overseas holders of Scheme Shares and holders of CSR ADSs are referred to Part Seven of this document, which summarises certain UK tax consequences of the Scheme for such holders.

UK taxation of chargeable gains (“CGT”)

The cancellation of Scheme Shares under the Scheme in return for cash should be treated as a disposal of the Scheme Shareholder’s Scheme Shares for CGT purposes and therefore may, depending on the Scheme Shareholder’s particular circumstances (including the availability of exemptions, reliefs and/or allowable losses), give rise to a liability to UK taxation on chargeable gains or, alternatively, an allowable capital loss.

Individual Scheme Shareholders

Subject to available reliefs or allowances, gains arising on a disposal of Scheme Shares by an individual Scheme Shareholder will be taxed at the rate of 18 per cent. except to the extent that the gain, when it is added to the Scheme Shareholder’s other taxable income and gains in the relevant tax year, exceeds the upper limit of the income tax basic rate band (£31,865 for the 2014/15 tax year), in which case it will be taxed at the rate of 28 per cent.

The capital gains tax annual exemption (£11,000 for 2014/15) may be available to an individual Scheme Shareholder to offset against chargeable gains realised on the disposal of the Scheme Shareholder’s Scheme Shares.

Corporate Scheme Shareholders

For a Scheme Shareholder within the charge to UK corporation tax (but which does not qualify for the substantial shareholding exemption in respect of its Scheme Shares), indexation allowance will be available in respect of the full period of ownership of the Scheme Shares to reduce any chargeable gain arising (but not to create or increase any allowable loss) on the cancellation of its Scheme Shares under the Scheme in return for cash.

The substantial shareholding exemption may apply to exempt from corporation tax any gain arising to a Scheme Shareholder within the charge to UK corporation tax where a number of conditions are satisfied, including that the corporate Scheme Shareholder has held not less than 10 per cent. of the issued share capital of CSR for a period of at least one year prior to the date of disposal.

UK stamp duty and stamp duty reserve tax (“SDRT”)

No UK stamp duty or SDRT will be payable by Scheme Shareholders as a result of the Scheme.

7.	Employee Share Schemes

The effect of the Scheme in relation to CSR Share Schemes is described in paragraph 11 of the letter from the Chairman of CSR in Part One of this document.

8.	Overseas CSR Shareholders and CSR ADS Holders

Overseas holders of CSR Shares and CSR ADS Holders should refer to Part Seven of this document, which contains important information relevant to such holders.

9.	Actions to be taken

Your attention is drawn to the section of this document entitled “To Vote on the Acquisition”, which sets out in full the actions you should take in respect of voting on the Acquisition and the Scheme.

10.	Further information

The terms of the Scheme are set out in full in Part Four of this document. Further information regarding CSR and Qualcomm is set out in Part Eight of this document. Documents published and available for inspection are listed in paragraph 18 of Part Eight of this document.

Yours faithfully,

for and on behalf of J.P. Morgan Limited

Jonathan Wilcox

Managing Director

&

Dwayne Lysaght

Managing Director

for and on behalf of Goldman Sachs International

Nick Harper

Managing Director

PART THREE: CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND TO THE ACQUISITION

The Acquisition will comply with the rules and regulations of the FCA, the London Stock Exchange and the Code to the extent applicable.

PART A: Conditions of the Scheme

The Acquisition is conditional upon the Scheme becoming unconditional and effective, subject to the Code, by no later than 31 December 2015 or such later date (if any) as QGT and CSR may, with the consent of the Panel and (if required) the Court, agree.

1.	The Scheme is conditional upon:

1.1	approval of the Scheme by a majority in number representing not less than 75 per cent. in value of the Scheme Shareholders who are on the register of members of CSR at the Scheme Voting Record Time, and who are present and voting, whether in person or by proxy, at the Court Meeting (or any adjournment thereof) no later than 31 December 2014 (or such later date as may be agreed by CSR and QGT and the Court may allow);

1.2	all resolutions necessary to approve and implement the Scheme and approve the Reduction of Capital and the adoption of the Amended CSR Articles being duly passed by the CSR Shareholders by the requisite majority or majorities at a General Meeting (or any adjournment thereof) no later than 31 December 2014 (or such later date as may be agreed by CSR and QGT and the Court may allow); and

1.3	the sanction of the Scheme and the confirmation of the Reduction of Capital (with or without modification but subject to any modification being on terms acceptable to CSR and QGT) by the Court; and

(A)	the delivery of copies of the Scheme Court Order, the Reduction Court Order and the Statement of Capital to the Registrar of Companies; and

(B)	if so ordered by the Court in order to take effect, the registration of the Reduction Court Order and the Statement of Capital by the Registrar of Companies.

2.	Subject as stated in Part B below and to the requirements of the Panel, the Acquisition is conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme effective will not be taken unless such Conditions (as amended if appropriate) have been satisfied and continue to be satisfied immediately prior to the First Court Hearing or, where relevant, waived by QGT (or, in case of Condition 2.7, CSR) immediately prior to the First Court Hearing. For the avoidance of doubt, unless waived by QGT, Conditions 2.1 to 2.6 will not be met in the event that conditions or remedies are imposed or required which include any disposals, conditions, obligations, terms or undertakings:

Antitrust, regulatory and Authorisations

2.1	all necessary notifications and filings having been made and all applicable waiting periods (including any extensions thereof) under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the rules and regulations made thereunder having expired, lapsed or been terminated as appropriate, in each case in respect of the Acquisition; and no order or injunction having been made by a court of competent jurisdiction in the United States that prohibits the consummation of the Acquisition;

2.2	notification having been received from the German Federal Cartel Office (FCO) that, with respect to the Acquisition, the requirements for the prohibition of a merger set out in Section 36(1) GWB (Gesetz gegen Wettbewerbsbeschränkungen, Act against Restraints of Competition) are not fulfilled, or notification not having been received from the FCO within one month of receipt of a completed filing that it intends to open an investigation (Section 40(2) GWB), or the FCO not having delivered a decision pursuant to Section 40(2)(1) GWB within the period defined in Section 40(2) GWB by the FCO or the FCO having entered into in-depth investigations pursuant to Section 40(1) and (2) GWB or not prohibiting the Acquisition within four months of receipt of a completed filing or such other later date as CSR and QGT have agreed;

2.3	the Taiwan Fair Trade Commission (TFTC) having made no objection to the Acquisition during the 30 day waiting period (or 60 day waiting period if so extended by the TFTC) after its receipt of a complete combination notification from QGT and CSR pursuant to Article 11 of the Fair Trade Act of Taiwan;

2.4	notification having been accepted by the Ministry of Commerce of the People’s Republic of China (MOFCOM) pursuant to the Anti-Monopoly Law of the People’s Republic of China (Anti-Monopoly Law) and MOFCOM having cleared the Acquisition, or MOFCOM having failed to make a written decision within the period of time defined in Article 25 and Article 26 of the Anti-Monopoly Law;

2.5	the waiting period under the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended) with respect to the Acquisition having expired and notification having been received from the Japan Fair Trade Commission (JFTC) of its decision not to issue a cease and desist order pursuant to Article 9 of JFTC Regulation No. 1 of 1953;

2.6	notification having been received from the Korea Fair Trade Commission (KFTC) that the Acquisition does not violate Article 7, Paragraph 1 of the Monopoly Regulation and Fair Trade Law, or if the KFTC issues an examiner’s report on the Acquisition, the KFTC then issuing a decision approving the Acquisition unconditionally;

2.7	all relevant statutory review periods for the satisfaction of paragraphs 2.1 to 2.6 (inclusive) must have commenced by the date which is 8 months after the Announcement Date (or such later date as CSR in its sole discretion may agree);

2.8	excluding antitrust or merger control or foreign investment clearances in relation to which only paragraphs 2.1 to 2.6 (inclusive) above shall apply, all material notifications, filings or applications which are necessary under any applicable legislation or regulation of any relevant jurisdiction in connection with the Acquisition having been made and all necessary waiting periods (including any extensions thereof) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory and regulatory obligations in any relevant jurisdiction having been complied with, in connection with the Acquisition and the acquisition or the proposed acquisition of any shares or other securities in, or control or management of, CSR or any other member of the Wider CSR Group by any member of the Wider Qualcomm Group, and all Authorisations necessary in respect thereof having been obtained in terms from all appropriate Regulatory Authorities or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the Wider CSR Group has entered into contractual arrangements and all such Authorisations necessary to carry on the business of any member of the Wider CSR Group in any relevant jurisdiction which is material in the context of the Wider Qualcomm Group or the Wider CSR Group as a whole remaining in full force and effect at the time at which the Acquisition becomes otherwise wholly unconditional and no notice of an intention to revoke, suspend, restrict, modify or not to renew such Authorisations having been issued;

2.9	subject to the provisions of paragraph 2 above, no Regulatory Authority having taken, instituted or implemented any action, proceeding, suit, investigation, enquiry or reference (and, in each case, not having withdrawn the same), or enacted, made or proposed any statute, regulation, decision or order (and, in each case, not having withdrawn the same), or having taken any other steps which would or might reasonably be expected to:

(A)	require, prevent or materially delay the divestiture or materially alter the terms envisaged for such divestiture by any member of the Wider Qualcomm Group or by any member of the Wider CSR Group of all or a portion of their respective businesses, assets or property or impose any material limitation on the ability of all or any of them to conduct their respective businesses (or any of them) or to own, control or manage any of their respective assets or properties (or any part thereof);

(B)	require any member of the Wider Qualcomm Group or the Wider CSR Group to offer to acquire a material number of shares or other securities or interest in any member of the Wider CSR Group or Wider Qualcomm Group owned by any third party (other than in connection with the implementation of the Acquisition);

(C)	impose any material limitation on, or result in a material delay in, the ability of any member of the Wider Qualcomm Group directly or indirectly to acquire, hold or to exercise effectively any rights of ownership in respect of shares or any other securities in CSR or on the ability of any member of the Wider Qualcomm Group or the Wider CSR Group to exercise management control over any member of the Wider CSR Group;

(D)	otherwise materially adversely affect any or all of the business, assets, or profits, of any member of the Wider CSR Group;

(E)	result in any member of the Wider CSR Group ceasing to be able to carry on business under any name under which it presently does so which, in any such case, is material in the context of the Wider CSR Group taken as a whole;

(F)	make the Acquisition, its implementation or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, CSR by any member of the Wider Qualcomm Group void, unenforceable and/or illegal under the laws of any applicable jurisdiction, or otherwise prevent or prohibit, restrict, restrain or delay or otherwise interfere with the implementation of the Acquisition, or impose additional conditions or obligations with respect thereto, or otherwise challenge or interfere therewith;

(G)	require, prevent or materially delay the divestiture by any member of the Wider Qualcomm Group of any shares or other securities in CSR; or

(H)	impose any material limitation on the ability of any member of the Wider Qualcomm Group or of any member of the Wider CSR Group to integrate all or any part of its business with all or any part of the business of any other member of the Wider Qualcomm Group and/or the Wider CSR Group,

and all applicable waiting and other time periods (including any extensions thereof) during which any such Regulatory Authority could take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any applicable jurisdiction in respect of the Acquisition or the acquisition or proposed acquisition of any CSR Shares or otherwise intervene in respect thereof having expired, lapsed or been terminated;

Certain matters arising as a result of any agreement, arrangement, etc.

2.10	CSR having confirmed to Qualcomm in writing that no member of the CSR Group has entered into any agreement (or extension to or amendment of any existing agreement) or other legally binding arrangement with any third party on or after the Announcement Date pursuant to which such third party (or any of its subsidiaries, subsidiary undertakings, associated undertakings or any other person) is granted rights in intellectual property (including without limitation patents) of any person that is not a member of the CSR Group at the date of such agreement but that becomes a member of the CSR Group after the date of such agreement (including for the avoidance of doubt any member of the Qualcomm Group), other than as a subsidiary of CSR;

2.11	save as Fairly Disclosed, there being no provision of any agreement, arrangement, lease, licence, franchise, permit or other instrument to which any member of the Wider CSR Group is a party or by or to which any such member or any of its assets is or may be bound or be subject which, as a consequence of the Acquisition or the acquisition or the proposed acquisition by any member of the Wider Qualcomm Group of any shares or other securities in CSR or because of a change in the control or management of CSR, which would or might reasonably be expected to result in, in each case to an extent which is material in the context of the Wider CSR Group taken as a whole:

(A)	any monies borrowed by, or any other indebtedness (actual or contingent) of, or any grant available to, any member of the Wider CSR Group being or becoming repayable, or capable of being declared repayable, immediately or prior to its or their stated maturity date or repayment date, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(B)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider CSR Group or any such mortgage, charge or other security interest (whenever created, arising or having arisen) becoming enforceable;

(C)	any such agreement, arrangement, lease, licence, franchise, permit or other instrument being terminated or the rights, liabilities, obligations or interests of any member of the Wider CSR Group being adversely modified or adversely affected or any obligation or liability arising or any adverse action being taken or arising thereunder;

(D)	the creation of any liability of any member of the Wider CSR Group to make any severance, termination, bonus or other payment to any of its directors or other officers;

(E)	any member of the Wider CSR Group ceasing to be able to carry on business under any name under which it presently does so;

(F)	any material assets or interests of, or any material assets the use of which is enjoyed by, any member of the Wider CSR Group being or falling to be disposed of or charged or any right arising under which any such assets or interest could be required to be disposed of or charged or cease to be available to any member of the Wider CSR Group otherwise than in the ordinary course of business;

(G)	the rights, liabilities, obligations or interests of any member of the Wider CSR Group in, or the business of any member of the Wider CSR Group with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

(H)	the value or the financial or trading position of any member of the Wider CSR Group being prejudiced or adversely affected; or

(I)	the creation of any liability (actual or contingent) by any member of the Wider CSR Group, other than trade creditors or other liabilities incurred in the ordinary course of business,

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit, franchise, lease or other instrument to which any member of the Wider CSR Group is a party or by or to which any such member or any of its assets are bound, entitled or subject, would or might reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs (A) to (I) above of this Condition, in each case to an extent which is material in the context of the Wider CSR Group taken as a whole;

Certain events occurring since 27 December 2013

2.12	save as Fairly Disclosed, no member of the Wider CSR Group having, since 27 December 2013:

(A)	issued or agreed to issue or authorised or announced its intention to authorise or propose the issue, of additional shares of any class, or securities or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities or transferred or sold or agreed to transfer or sell or authorised or proposed the transfer or sale of CSR Shares out of treasury (except, in each case, where relevant, as between CSR and wholly owned subsidiaries of CSR or between the wholly owned subsidiaries of CSR and except for the issue or transfer out of treasury of CSR Shares on the exercise of employee share options or vesting of employee share awards in the ordinary course under the CSR Share Schemes);

(B)	recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution (whether payable in cash or otherwise) other than dividends (or other distributions whether payable in cash or otherwise) lawfully paid or made by any wholly owned subsidiary of CSR to CSR or any of its wholly owned subsidiaries, save for the net final dividend of 5.4 pence per CSR Share in respect of the 52 week financial period ended 27 December 2013 which was paid on 30 May 2014 and the net interim dividend of 3.12 pence per CSR Share in respect of the 26 week period ended 27 June 2014 which was paid on 5 September 2014;

(C)	other than pursuant to the Acquisition (and except for transactions between CSR and its wholly owned subsidiaries or between wholly owned subsidiaries of CSR or in the ordinary course of business), implemented, effected, authorised or announced its intention to implement, effect or authorise any merger, demerger, reconstruction, amalgamation, scheme, commitment or acquisition or disposal of assets or shares or loan capital (or the equivalent thereof) in any undertaking or undertakings, in each case to an extent which is material in the context of the Wider CSR Group taken as a whole;

(D)	except for transactions between CSR and its wholly owned subsidiaries or between the wholly owned subsidiaries of CSR, disposed of, or transferred, mortgaged or created any security interest over any material asset or any right, title or interest in any material asset or authorised or announced any intention to do so, in each case other than in the ordinary course of business and to an extent which is material in the context of the Wider CSR Group taken as a whole;

(E)	issued, authorised or announced an intention to authorise the issue of or made any change in or to the terms of any debentures or become subject to any contingent liability or (other than trade credit incurred in the ordinary course of business) incurred or increased any indebtedness except as between CSR and any of its wholly owned subsidiaries or between wholly owned subsidiaries of CSR;

(F)	entered into or varied or authorised or announced its intention, other than in the ordinary course of business, to enter into or vary any material contract, arrangement, agreement, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, unusual or onerous nature or magnitude or which involves an obligation of such nature or magnitude, in each case to an extent which is material in the context of the Wider CSR Group taken as a whole;

(G)	entered into or varied the terms of, or made any offer (which remains open for acceptance) to enter into or vary the terms of any contract, service agreement, commitment or arrangement with any director or senior executive of CSR, otherwise than in the ordinary course of business;

(H)	proposed, agreed to provide or modified the terms of any incentive scheme or other benefit scheme relating to the employment or termination of employment of any employee of the Wider CSR Group, otherwise than in the ordinary course of business;

(I)	proposed, agreed to provide or modified the terms of any share option scheme relating for the benefit of any employee of the Wider CSR Group;

(J)	purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or made any other change to any part of its share capital (except, in each case, where relevant, as between CSR and wholly owned subsidiaries of CSR or between the wholly owned subsidiaries of CSR and except for the issue or transfer out of treasury of CSR Shares on the exercise of employee share options or vesting of employee share awards under the CSR Share Schemes as Fairly Disclosed);

(K)	otherwise than in respect of claims between CSR and its wholly owned subsidiaries, waived, compromised or settled any claim, other than in the ordinary course of business, in each case to an extent which is material in the context of the Wider CSR Group taken as a whole;

(L)	terminated or varied the terms of any agreement or arrangement between any member of the Wider CSR Group and any other person, in a manner which would have a material adverse effect on the financial position of the Wider CSR Group taken as a whole;

(M)	save as required in connection with the adoption of the Amended CSR Articles, made any alteration to its memorandum or articles of association or other incorporation documents to an extent which is material in the context of the Acquisition;

(N)	made or agreed or consented to any material change to the terms of the trust deeds and rules constituting the pension schemes established for its directors, employees or their dependants or to the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or the manner in which the assets of the previous schemes are invested or the basis or rate of employer contribution to a pension scheme or agreed or consented to any change to the trustees involving the appointment of a trust corporation;

(O)	been unable, or admitted in writing that it is unable, to pay its debts or commenced negotiations with one or more of its creditors with a view to rescheduling or restructuring any of its indebtedness, or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(P)	(other than in respect of a member of the Wider CSR Group which is dormant and was solvent at the relevant time) taken any steps, corporate action or had any legal proceedings instituted or threatened in writing against it in relation to the suspension of payments, a moratorium of any indebtedness, its winding-up (voluntary or otherwise), dissolution, reorganisation or for the appointment of a receiver, administrator, manager, administrative receiver, trustee or similar officer of all or any material part of its assets or revenues or any analogous or equivalent steps or proceedings in any jurisdiction or appointed any analogous person in any jurisdiction or had any such person appointed;

(Q)	(other than for transactions between CSR and its wholly-owned subsidiaries or between the wholly owned subsidiaries of CSR) made, authorised or announced an intention to propose any change in its loan capital;

(R)	entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the Wider CSR Group or the Wider Qualcomm Group, as the case may be, other than to a nature and extent which is normal in the context of the business concerned, in each case to an extent which is material in the context of the Wider CSR Group taken as a whole; or

(S)	other than in the ordinary course of business, entered into any agreement, arrangement, commitment or contract or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced an intention to, or to propose to, effect any of the transactions, matters or events referred to in this Condition;

No adverse change, litigation, regulatory enquiry or similar

2.13	since 27 December 2013 and save as Fairly Disclosed:

(A)	there having been no adverse change in the business, assets, financial or trading position or profits, of any member of the Wider CSR Group to an extent which is material in the context of the Wider CSR Group taken as a whole;

(B)	no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced or instituted by or against or remaining outstanding against or in respect of, any member of the Wider CSR Group or to which any member of the Wider CSR Group is or may become a party (whether as claimant, defendant or otherwise) and no investigation by any Regulatory Authority against or in respect of any member of the Wider CSR Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of, any member of the Wider CSR Group, in each case to an extent which is material in the context of the Wider CSR Group taken as a whole;

(C)	no enquiry, review or investigation by, or complaint or reference to, any Regulatory Authority against or in respect of any member of the Wider CSR Group having been threatened, announced or instituted or remaining outstanding by, against or in respect of any member of the Wider CSR Group, in each case to an extent which is material in the context of the Wider CSR Group taken as a whole;

(D)	no contingent or other liability having arisen or increased which would be likely to adversely affect any member of the Wider CSR Group, in each case to an extent which is material in the context of the Wider CSR Group taken as a whole; or

(E)	no steps having been taken and no omissions having been made which are reasonably likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider CSR Group which is necessary for the proper carrying on of its business, and the withdrawal, cancellation, termination or modification of which would have a material adverse effect on the Wider CSR Group taken as a whole;

No discovery of certain matters regarding information, environmental issues, liabilities, corruption and intellectual property

2.14	save as Fairly Disclosed, QGT not having discovered:

(A)	that any financial, business or other information concerning the Wider CSR Group Publicly Announced prior to the Announcement Date or disclosed to any member of the Wider Qualcomm Group at any time prior to the Announcement Date by or on behalf of any member of the Wider CSR Group is materially misleading, contains a material misrepresentation of any fact or omits to state a fact necessary to make that information not materially misleading;

(B)	any information which affects the import of any information Publicly Announced prior to the Announcement Date by or on behalf of any member of the Wider CSR Group, in each case to an extent which is material in the context of the Wider CSR Group taken as a whole;

(C)	that any past or present member of the Wider CSR Group has not complied in any material respect with all applicable legislation, regulations of any jurisdiction or any notice or requirement of any Authorisation relating to the use, treatment, storage, carriage, disposal, discharge, spillage, release, leak or emission of any waste or hazardous substance or any substance likely to impair the environment (including property) or harm human health or otherwise relating to environmental matters or the health and safety of humans, which non-compliance would be likely to give rise to any material liability including any penalty for non-compliance (whether actual or contingent) on the part of any member of the Wider CSR Group, in each case to an extent which is material in the context of the Wider CSR Group taken as a whole;

(D)	that there is or is reasonably likely to be any material obligation or liability (whether actual or contingent) or requirement to make good, remediate, repair, reinstate or clean up any property, asset or any controlled waters currently or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider CSR Group (or in which any such member may have or previously have had or be deemed to have had an interest), under any environmental legislation, common law, regulation, notice, circular, Authorisation or order of any Regulatory Authority in any jurisdiction or to contribute to the cost thereof or associated therewith or to indemnify any person in relation thereto, in each case to an extent which is material in the context of the Wider CSR Group taken as a whole;

(E)	that circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any product or process of manufacture or materials used therein currently or previously manufactured, sold or carried out by any past or present member of the Wider CSR Group which claim or claims would be likely to affect any member of the Wider CSR Group, in each case which is material in the context of the Wider CSR Group taken as a whole;

(F)	that any past or present member of the Wider CSR Group has paid or agreed to pay any bribe including any “inducement fee”, given or agreed to give any similar gift or benefit or paid or agreed to pay to a concealed bank account or fund to or for the account of, any customer, supplier, governmental official or employee, representative of a political party, or other person for the purpose of obtaining or retaining business or otherwise engaged in any activity, done such things (or omitted to do such things) in contravention of the UK Bribery Act 2010, as amended, or the US Foreign Corrupt Practices Act of 1977, as amended; or

(G)	that any past or present member of the Wider CSR Group has engaged in any business with or made any investments in, or made any payments to, (A) any government, entity or individual with which US or European Union persons are prohibited from engaging in activities or doing business by US or European Union laws or regulations, including the economic sanctions administered by the United States Office of Foreign Assets Control or (B) any government, entity or individual targeted by any of the economic sanctions of the United Nations or the European Union or any of their respective member states; and

2.15	since 27 December 2013 and save as Fairly Disclosed, no circumstance having arisen or event having occurred in relation to any intellectual property owned, used or licensed by the Wider CSR Group or to any third parties, including:

(A)	any member of the Wider CSR Group losing its title to any intellectual property or any intellectual property owned by the Wider CSR Group being revoked, cancelled or declared invalid;

(B)	any agreement regarding the use of any intellectual property licensed to or by any member of the Wider CSR Group being terminated or varied; or

(C)	any claim being filed suggesting that any member of the Wider CSR Group infringed the intellectual property rights of a third party or any member of the Wider CSR Group being found to have infringed the intellectual property rights of a third party, in each case which is material in the context of the Wider CSR Group taken as a whole.

Part B: Certain further terms of the Acquisition

1.	To the extent permitted by law and subject to the requirements of the Panel, QGT reserves the right to waive in whole or in part, all or any of the Conditions set out in paragraph 2 above (save for Condition 2.7, which shall only be capable of being waived by CSR).

2.	Conditions 2.1 to 2.6 (inclusive) and 2.8 to 2.15 (inclusive) must be fulfilled, be determined by QGT to be or remain fulfilled or (if capable of waiver) be waived by 11.59 p.m. on the date immediately preceding the date of the First Court Hearing, failing which the Scheme will lapse.

Notwithstanding the paragraph above and subject to the requirements of the Panel, QGT reserves the right in its sole discretion to waive all or any of Conditions 2.1 to 2.6 (inclusive) and 2.8 to 2.15 (inclusive), in whole or in part and to proceed with the First Court Hearing prior to the fulfilment, satisfaction or waiver of any of Conditions 2.1 to 2.6 (inclusive) and 2.8 to 2.15 (inclusive).

Condition 2.7 must be fulfilled, be determined by CSR to be or remain fulfilled or (if capable of waiver) be waived by 11.59 p.m. on the date immediately preceding the date of the First Court Hearing, failing which the Scheme will lapse.

QGT shall be under no obligation to waive (if capable of waiver), to determine to be or remain fulfilled or to treat as fulfilled any of Conditions 2.1 to 2.6 (inclusive) and 2.8 to 2.15 (inclusive) by a date earlier than the latest date specified above for the fulfilment of that Condition, notwithstanding that the other Conditions (or any of them) may at such earlier date have been waived (if capable of waiver) or fulfilled and that there are, at such earlier date, no circumstances indicating that any such Condition may not be capable of fulfilment.

3.	QGT reserves the right to elect, with the prior written consent of the Panel, to implement the Acquisition by way of a Takeover Offer. In such event, the Acquisition will be implemented on substantially the same terms subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. (or such lesser percentage, being more than 50 per cent., as QGT may, subject to the rules of the Code and the consent of the Panel, decide) of the shares to which such offer relates, so far as applicable, as those which would apply to the Scheme.

4.	The Acquisition will lapse and the Scheme will not proceed (unless otherwise agreed with the Panel) if the Competition and Markets Authority refers the Acquisition or any part of it to a phase II investigation before the date of the Court Meeting.

5.	The availability of the Acquisition to persons not resident in the United Kingdom may be affected by the laws of the Restricted Jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

6.	The Acquisition is not being made, directly or indirectly, in, into or from, or by use of the mails of, or by any means of instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, any jurisdiction where to do so would violate the laws of that jurisdiction.

7.	In the event that the Acquisition is to be implemented by way of a Takeover Offer, CSR Shares will be acquired under the Acquisition free from all liens, equities, charges, encumbrances and other interests and together with all rights attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) announced, declared, made or paid on or after 14 October 2014. Any new CSR Shares will be issued on the same basis. Insofar as a dividend or other distribution is proposed, declared, made or payable by CSR in respect of a CSR Share on or after 14 October 2014, the price payable under the Acquisition in respect of that CSR Share will be reduced by the amount of the dividend and/or distribution, except insofar as the CSR Share is or will be acquired pursuant to the Acquisition on a basis which entitles QGT alone to receive the dividend or distribution directly from CSR and to retain it.

8.	Rule 13.5(a) of the Code states that “an offeror should not invoke any condition or pre-condition so as to cause the offer not to proceed, to lapse or be withdrawn unless the circumstances which give rise to the right to invoke the condition or pre-condition are of material significance to the offeror in the context of the offer”. The Condition in paragraph 4 of Part B is not subject to Rule 13.5(a) of the Code. Qualcomm has notified CSR that failure by CSR to fulfil Condition 2.10 would be of the utmost significance to it in the context of the Acquisition, because of the potential for extreme negative impact on Qualcomm’s earnings if its licensing model is damaged as a result of CSR (or its affiliates) entering into agreements of the kind described in that Condition.

9.	The Acquisition, the Scheme and the Forms of Proxy will be governed by English law and will be subject to the jurisdiction of the English Courts.

PART FOUR: THE SCHEME OF ARRANGEMENT

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE

CHANCERY DIVISION

COMPANIES COURT

No. 7787 of 2014

IN THE MATTER OF CSR PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

SCHEME OF ARRANGEMENT

(under Part 26 of the Companies Act 2006)

between

CSR PLC

AND

THE HOLDERS OF THE SCHEME SHARES

(as hereinafter defined)

PRELIMINARY

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

“Business Day”	a day, (other than a Saturday, Sunday or public or bank holiday) on which clearing banks in London are generally open for normal business;

“certificated form” or “in certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST);

“Code”	the City Code on Takeovers and Mergers;

“Companies Act”	the Companies Act 2006, as amended;

“Court”	the High Court of Justice in England and Wales;

“Court Hearings”	the First Court Hearing and the Second Court Hearing;

“Court Meeting”	the meeting of Scheme Shareholders (and any adjournment thereof) convened pursuant to an order of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving (with or without modification) this Scheme;

“Court Orders”	the Scheme Court Order and the Reduction Court Order;

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with a relevant system (as defined in the Regulations) of which Euroclear is the Operator (as defined in the Regulations);

“CSR”	CSR plc, incorporated in England and Wales with registered number 04187346;

“CSR ADSs”	American Depositary Shares, each representing four CSR Shares;

“CSR Shareholders”	the holders of CSR Shares;

“CSR Shares”	ordinary shares of 0.1 pence each in the capital of CSR;

“Effective Date”	the date on which this Scheme becomes effective in accordance with its terms;

“Euroclear”	Euroclear UK & Ireland Limited, a limited company incorporated in England and Wales with registered number 02878738;

“Excluded Shares”	any CSR Shares which are registered in the name of or beneficially owned by any member of the Qualcomm Group or its nominee(s) and any CSR Shares held in treasury;

“First Court Hearing”	the hearing at which the Scheme Court Order is made;

“holder”	a registered holder and includes any person(s) entitled by transmission;

“QGT”	Qualcomm Global Trading Pte. Ltd., a company incorporated in the Republic of Singapore with company number 201127766C and whose registered office is 80 Robinson Road, #02-00, Singapore 068898;

“Qualcomm Group”	Qualcomm Incorporated and its subsidiary undertakings;

“Reduction Court Order”	the order of the Court confirming the Reduction of Capital and directing the Re-registration;

“Reduction of Capital”	the proposed reduction of share capital of CSR pursuant to the Scheme;

“Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended;

“Re-registration”	the proposed re-registration of CSR as a private company under section 651 of the Companies Act and as provided for by this Scheme;

“Scheme”	this scheme of arrangement in its present form or with or subject to any modification, addition or condition which QGT and CSR may agree, and if required, the Court may approve or impose;

“Scheme Court Order”	the order of the Court sanctioning the Scheme under Part 26 of the Companies Act;

“Scheme Record Time”	6.00 p.m. on the Business Day immediately preceding the date of the Second Court Hearing;

“Scheme Shareholders”	holders of Scheme Shares;

“Scheme Shares”	the CSR Shares;

(i)     in issue at the date of this document;

(ii)    (if any) issued after the date of this document and prior to the Voting Record Time; and

(ii)    (if any) issued at or after the Voting Record Time and prior to the Scheme Record Time in respect of which the original or any subsequent holder thereof shall be bound by this Scheme or shall by such time have agreed in writing to be bound by this Scheme, in each case other than any Excluded Shares;

“Second Court Hearing”	the hearing at which the Reduction Court Order is made and authorisation of the Re-registration will be sought;

“Statement of Capital”	the statement of capital to be filed in relation to the Reduction of Capital;

“subsidiary undertaking”	has the meaning given in section 1162 of the Companies Act;

“uncertificated form” or “in uncertificated form”	a share or other security recorded on the relevant register as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST; and

“Voting Record Time”	6.00 p.m. on the day which is two Business Days prior to the date of the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is two Business Days before the date of such adjourned meeting.

(B)	The issued share capital of the Company as at the close of business on 10 November 2014 (the latest practicable date prior to the publication of the Scheme Document) was £185,736.150, divided into 185,736,150 CSR Shares, all of which were credited as fully paid. This figure includes 19,862,679 CSR Shares held in treasury.

(C)	As at 10 November 2014 (the latest practicable date prior to publication of the Scheme Document), no member of the Qualcomm Group holds any CSR Shares.

(D)	QGT has agreed to appear by Counsel at the First Court Hearing to sanction this Scheme and to undertake to the Court to be bound by the provisions of this Scheme and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it to give effect to this Scheme.

1.	Cancellation of Scheme Shares

(A)	The share capital of CSR shall be reduced by cancelling and extinguishing the Scheme Shares.

(B)	CSR shall be re-registered as a private company pursuant to section 651 of the Companies Act, its name changed to CSR Limited (or such other name as CSR may decide) and its articles of association amended accordingly.

(C)	Subject to the Reduction of Capital and the Re-registration taking effect as referred to in paragraphs (A) and (B) of this clause 1 respectively (and notwithstanding any contrary provisions in CSR’s articles of association), the reserve arising in the books of account of CSR as a result of such Reduction of Capital shall be applied in paying up in full at par such number of new CSR Shares as shall be equal to the number of Scheme Shares cancelled as aforesaid which shall be allotted and issued credited as fully paid (and free from liens, charges, encumbrances, rights of pre-emption, rights of set-off and other third party rights of any nature whatsoever) to QGT and/or its nominee(s) in consideration for the sums to be paid by QGT as set out in clause 2 below.

2.	Consideration for the cancellation of Scheme Shares

(A)	In consideration for the cancellation of the Scheme Shares and the creation, allotment, payment up and issue of the new CSR Shares to QGT and/or its nominee(s) referred to in sub-clause 1(C), QGT shall, subject as hereinafter provided, pay or procure that there shall be paid to or for the account of each Scheme Shareholder whose name appears in the register of members of CSR at the Scheme Record Time:

for each Scheme Share	900 pence in cash

(B)	If any dividend or distribution is proposed, declared, made or payable by CSR in respect of a CSR Share on or after 14 October 2014, QGT shall be entitled to reduce the amount of consideration payable by an amount equal to such dividend or distribution, unless the CSR Share is or will be acquired by QGT on a basis which entitles QGT alone to receive the dividend or distribution directly from CSR and to retain it.

3.	Share certificates and cancellation of CREST entitlements

With effect from and including the Effective Date:

(A)	all certificates representing Scheme Shares shall cease to have effect as documents of title to the Scheme Shares comprised therein and every holder of Scheme Shares shall be bound by the request of CSR to deliver up the same to CSR, or, as it may direct, to destroy the same;

(B)	Euroclear shall be instructed to cancel the entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form; and

(C)	in respect of the certificated Scheme Shares, appropriate entries will be made in the register of members of CSR to reflect their cancellation.

4.	Despatch of consideration

(A)	As soon as practicable after the Effective Date, and in any event not more than 14 days after the Effective Date, QGT shall:

(i)	in the case of the Scheme Shares which at the Scheme Record Time are in certificated form, despatch or procure the despatch to the persons entitled thereto, or as they may direct, in accordance with the provisions of sub-clause 4(B), cheques for the sums payable to them respectively in accordance with clause 2; and

(ii)	in the case of the Scheme Shares which at the Scheme Record Time are in uncertificated form, ensure that an assured payment obligation is created in respect of the sums payable in accordance with the CREST assured payment arrangements provided that QGT reserves the right to make payment of the said consideration by cheque as aforesaid in sub-clause 4(A)(i) if, for any reason, it wishes to do so.

(B)	All deliveries of cheques or certificates required to be made pursuant to this Scheme shall be effected by sending the same by first class post (or international standard (formerly airmail) post, if overseas) in pre-paid envelopes addressed to the persons entitled thereto at their respective registered addresses as appearing in the register of members of CSR at the Scheme Record Time (or in the case of any joint holders, at the address of the joint holder whose name stands first in the register of members of CSR in respect of such joint holding) and none of CSR, QGT or their respective agents or nominees shall be responsible for any loss or delay in the transmission of any cheques or certificates sent in accordance with this sub-clause 4(B), which shall be sent at the risk of the person or persons entitled thereto.

(C)	All cheques shall be in pounds Sterling and shall be made payable to the person or persons to whom, in accordance with the foregoing provisions of this clause 4, the envelope containing the same is addressed, and the encashment of any such cheque shall be a complete discharge of QGT’s obligation under this Scheme to pay the monies represented thereby.

(D)	In respect of payments made through CREST, QGT shall ensure that an assured payment obligation is created in accordance with the CREST assured payment arrangements. The creation of such an assured payment obligation shall be a complete discharge of QGT’s obligation under this Scheme with reference to the payments made through CREST.

(E)	The preceding paragraphs of this clause 4 shall take effect subject to any prohibition or condition imposed by law.

5.	Dividend mandates

Each mandate relating to the payment of dividends on any Scheme Shares and other instructions given to CSR by CSR Shareholders in force at the Scheme Record Time shall, as from the Effective Date, cease to be valid.

6.	Operation of this Scheme

(A)	This Scheme shall become effective upon copies of the Court Orders (in the case of the Reduction Court Order, accompanied by the Statement of Capital) being delivered to the Registrar of Companies in England and Wales for registration and, in relation to the Reduction Court Order, if the Court so orders, being registered by him.

(B)	Unless this Scheme has become effective on or before 31 December 2015, or such later date, if any, as CSR and QGT may agree and the Court and the Panel on Takeovers and Mergers may allow, this Scheme shall never become effective.

(C)	CSR and QGT may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition that the Court may approve or impose. Any such modification or addition may require the consent of the Panel on Takeovers and Mergers.

7.	Governing Law

This Scheme is governed by English law and is subject to the jurisdiction of English courts. The rules of the Code will apply to this Scheme.

Dated 12 November 2014

PART FIVE: FINANCIAL INFORMATION

1.	CSR Financial Information

The following sets out financial information in respect of CSR as required by Rule 24.3 of the Code. The documents (or parts thereof) referred to below, the contents of which have previously been announced through a Regulatory Information Service, are incorporated by reference into this document pursuant to Rule 24.15 of the Code.

Information incorporated by reference into this document	Page numbers in reference document
For the 52 week financial period ending 26 December 2014

CSR’s unaudited third quarter results for the 13 week financial period ended 26 September 2014 http://www.csr.com/ir/results-announcements/results-presentations/2014	8 - 22

CSR’s unaudited second quarter results for the 13 week financial period and half year results for the 26 week financial period ended 27 June 2014

http://www.csr.com/sites/default/files/result-presentations/results/pdf/csr_half_year_and_q2_2014_results_final.pdf

10 - 31

CSR’s unaudited first quarter results for the 13 week financial period ended 28 March 2014 http://www.csr.com/sites/default/files/result-presentations/results/pdf/2014_first_quarter_results_csr.pdf	9 - 20

For the 52 week financial period ended 27 December 2013

CSR’s annual report for the 52 week financial period ended 27 December 2013—audited consolidated financial statements

http://www.csr.com/sites/default/files/result-presentations/results/pdf/csr-annual-report-2013_2.pdf

93 - 136

For the 52 week financial period ended 28 December 2012

CSR’s annual report for the 52 week financial period ended 28 December 2012—audited consolidated financial statements

http://www.csr.com/sites/default/files/result-presentations/results/pdf/csr_annual_report_2012.pdf

82 - 129

These documents are available free of charge on CSR’s website at www.csr.com. A person who has received this document may request a copy of such information in hard copy form (hard copies will not be provided unless requested). Hard copies may be requested by contacting CSR’s registrar, Equiniti Limited, at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA or by telephone, between 8.30 a.m. and 5.30 p.m. on Monday to Friday (except UK public holidays), on 0871 384 2050 from within the UK (calls cost 8p per minute excluding VAT, plus network extras) or on +44 121 415 0259 if calling from outside the UK, with your full name and the full address to which the hard copy may be sent. Please note that calls may be monitored or recorded and Equiniti Limited cannot provide legal, tax or financial advice or advice on the merits of the Scheme.

2.	Qualcomm Financial Information

The following sets out financial information in respect of Qualcomm as required by Rule 24.3 of the Code. The documents (or parts thereof) referred to below, the contents of which have previously been announced through a Regulatory Information Service or EDGAR, are incorporated into this document by reference pursuant to Rule 24.15 of the Code.

Information incorporated by reference into this document	Reference Document	Pages number in reference document
http://investor.qualcomm.com/secfiling.cfm?filingID=1234452-12-371&CIK=804328	Qualcomm Incorporated’s annual report for the financial year ended 30 September 2012	1 - F-34

http://investor.qualcomm.com/secfiling.cfm?filingID=1234452-13-483&CIK=804328	Qualcomm Incorporated’s annual report for the financial year ended 30 September 2013	1 - F-36

http://investor.qualcomm.com/secfiling.cfm?filingID=1234452-14-320&CIK=804328	Qualcomm Incorporated’s annual report for the financial year ended 28 September 2014	1 - F-33

3.	No incorporation of website information

Save as expressly referred to herein, neither the content of the Qualcomm nor the CSR website, nor the content of any website accessible from hyperlinks on Qualcomm’s or CSR’s website, is incorporated into, or forms part of, this document.

PART SIX: CSR PROFIT FORECAST

1.	CSR Profit Forecast

In conjunction with CSR’s second quarter results for the 13 week financial period and half year results for the 26 week financial period ended 27 June 2014, CSR made the following public statements on 24 July 2014:

•	“…we expect Core to return to year-on-year growth during H2 2014 and 2015”;

•	“…we expect 2014 Legacy revenue to decline by around 70% compared to the 2013 financial year”; and

•	“…we expect our underlying operating profit margin to be within the previously stated target of mid-teens during H2 2014”.

Collectively, the above statements constitute a profit forecast in respect of the second half of the 52 week financial period ending 26 December 2014 for the purposes of the Code (the “CSR Profit Forecast”).

2.	Basis of preparation

The CSR Profit Forecast is based on the unaudited interim financial statements of the CSR Group for the 26 week financial period ended 27 June 2014, the unaudited consolidated management accounts of the Group for the 13 week financial period ended 26 September 2014, and the unaudited forecast for the 13 week financial period ending 26 December 2014.

The CSR Profit Forecast has been prepared on a basis consistent with the CSR Group’s accounting policies, which are in accordance with IFRS. These policies are consistent with those applied in the preparation of the Group’s consolidated financial statements for the 52 week financial period ended 27 December 2013 and to be used in the CSR Group’s financial statements for the 52 week financial period ending 26 December 2014.

The CSR Profit Forecast has been prepared on the basis that any combination of CSR and QGT will have no financial impact on the CSR Group before 26 December 2014.

The CSR Profit Forecast excludes any costs associated with any combination of CSR and QGT.

3.	Assumptions

The CSR Directors have prepared the CSR Profit Forecast on the basis of the following assumptions:

Factors outside the influence or control of the CSR Directors

•	There will be no material change to existing prevailing global macroeconomic and political conditions during the 52 week financial period ending 26 December 2014.

•	There will be no material change in market conditions within the semiconductor industry over the forecast period to 26 December 2014, including in relation to customer demand or competitive environment.

•	Any combination of CSR and QGT will not result in any material changes to the CSR Group’s obligations to customers or its ability to negotiate new business, or to the retention of key management in the period to 26 December 2014.

•	There will be no material adverse events that will have a significant impact on the CSR Group’s major customers or suppliers.

•	There will be no material change in legislation or regulatory requirements impacting on the CSR Group’s operations or its accounting policies.

Factors within the influence or control of the CSR Directors

•	No material acquisitions or disposals are made by the CSR Group prior to 26 December 2014.

•	There is no material change to the CSR Group’s existing operational strategy.

•	The CSR Group’s cost base will not materially change over the forecast period to 26 December 2014.

•	The CSR Group’s accounting policies will be consistently applied in the remainder of the 52 week financial period ending 26 December 2014.

4.	Directors’ confirmation

The CSR Directors have considered the CSR Profit Forecast and confirm that it remains valid as at the date of this document and has been properly compiled on the basis of the assumptions set out above and that the basis of the accounting used is consistent with CSR’s accounting policies.

PART SEVEN: ADDITIONAL INFORMATION FOR OVERSEAS SHAREHOLDERS AND CSR ADS HOLDERS

1.	General

This document has been prepared for the purposes of complying with English law, the Code and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the UK.

It is the responsibility of any person into whose possession this document comes to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the Acquisition including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes or levies due in such jurisdiction.

US Shareholders (and CSR ADS Holders) should note that the Acquisition relates to the securities of a UK company, is subject to UK procedural and disclosure requirements (which are different from those of the US) and is proposed to be implemented under a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules or the proxy rules under the US Exchange Act. The financial information with respect to CSR included in this document has been or will have been prepared in accordance with IFRS and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US.

This document does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for shares in any jurisdiction in which such offer or solicitation is unlawful.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme.

2.	Information for CSR ADS Holders

The ADSs

CSR ADSs have been listed on the NASDAQ Global Select Market of the NASDAQ Stock Market LLC since August 2011, under the ticker symbol ‘CSRE’. Each CSR ADS represents four underlying CSR Shares.

The following table shows the high and low market prices for CSR ADSs in US Dollars for the 52 week financial periods ended 27 December 2013 and 28 December 2012 and for the portion of the 52 week financial period ended 30 December 2011 from the commencement of the listing, for each full financial quarter for the two most recent 52 week financial periods and for each month within the last six months:

	US$
Year	High	Low
2013	41.96	21.66
2012	23.10	11.51
2011 (from August 2011)	15.20	9.38
Quarter
Fourth quarter 2013	41.96	30.00
Third quarter 2013	37.14	30.23
Second quarter 2013	34.36	28.49
First quarter 2013	29.55	21.66
Fourth quarter 2012	23.10	20.74
Third quarter 2012	21.15	13.56
Second quarter 2012	15.13	12.02
First quarter 2012	16.32	11.51
Month
10 November 2014	52.69	52.37
14 October 2014	42.06	40.59
1 October 2014	49.28	48.52
September 2014	51.19	40.50
August 2014	52.24	33.88
July 2014	42.07	35.19
June 2014	42.10	36.77
May 2014	40.06	34.00
April 2014	48.28	38.53

The Scheme

If the Scheme becomes effective, it will be binding on the Depositary in respect of the CSR Shares underlying the CSR ADSs, irrespective of how CSR ADS Holders have instructed the Depositary to vote at the Court Meeting or General Meeting.

On the Effective Date, the four CSR Shares underlying each CSR ADS will be cancelled in consideration for the cash consideration payable by or on behalf of Qualcomm. CSR ADS Holders will receive their share of the cash consideration through the settlement procedures described below.

If the Scheme becomes effective, CSR expects to send, via the Depositary, a notice of termination of the Deposit Agreement to CSR ADS Holders.

Voting

Registered CSR ADS Holders will be, or have already been, sent the Forms of Instruction. CSR ADS Holders (who are registered as at the CSR ADS voting record date of close of business (Eastern Time) on 12 November 2014) may sign and complete the Forms of Instruction in accordance with the instructions printed thereon in order to instruct the Depositary how to vote the CSR Shares underlying their CSR ADSs on their behalf at the Court Meeting and General Meeting. The Forms of Instruction should be returned by mail to the Depositary as soon as possible and, in any event, so as to be received before 12.00 p.m. (Eastern Time) on 2 December 2014. Alternatively, CSR ADS Holders who do not hold their CSR ADSs through a custodian, broker or other agent may instruct the Depositary by internet or telephone, as set out in the instructions printed on the Forms of Instruction. CSR ADS Holders who hold their CSR ADSs indirectly must follow the instructions from their custodian, broker or other agent through which they hold their CSR ADSs if they wish to give voting instructions to the Depositary. Forms of Instruction may be given only in respect of a number of CSR ADSs represented by an integral number of CSR Shares.

If the Depositary fails to receive a Form of Instruction from a CSR ADS Holder prior to the deadline set out above, then the Depositary will not vote the CSR Shares underlying the CSR ADSs of such CSR ADS Holder and, accordingly, such shares will not be represented and will not be voted at the relevant meeting.

Upon timely receipt of a signed and completed Forms of Instruction from a CSR ADS Holder, the Depositary shall endeavour, insofar as practicable and permitted under the provisions of or governing the CSR Shares underlying the CSR ADSs, to vote, or cause its nominee to vote (by means of the appointment of a proxy or otherwise), the CSR Shares underlying the CSR ADSs in respect of which Forms of Instruction have been received in accordance with the instructions contained therein and pursuant to the Deposit Agreement. Pursuant to the Deposit Agreement, in the absence of a Form of Instruction, the Depositary will not itself exercise any voting discretion in respect of any CSR Shares underlying CSR ADSs at the respective meeting.

Court Meeting and General Meeting

CSR ADS Holders will not, except as described below, be entitled to attend the Court Meeting or the General Meeting in person or to be present at the Court Hearings to sanction the Scheme, although the Depositary or its nominee as the record holder of CSR Shares underlying the CSR ADSs will be so entitled and will vote in accordance with instructions received by the Depositary within the deadlines set forth above.

CSR ADS Holders who wish to attend the Court Meeting or the General Meeting should take steps to present their CSR ADSs to the Depositary for cancellation before 11.45 a.m. on 2 December 2014 (London time) (upon compliance with the terms of the Deposit Agreement, including payment of the Depositary’s fees and any applicable taxes and governmental charges) and take delivery of CSR Shares so as to become CSR Shareholders prior to the Voting Record Time, or prior to the relevant Court Hearing, as the case may be.

Settlement

On the Effective Date, CSR Shares underlying the CSR ADSs will be cancelled. The Depositary will receive an amount in pounds Sterling equal to the total amount payable in respect of all the Scheme Shares held by the Depositary in accordance with the terms of the Scheme. Such amount will be converted into US Dollars by the Depositary pursuant to the terms and conditions of the Deposit Agreement. Once the Depositary has received the funds, CSR ADS Holders will receive their pro rata portion in US Dollars from the Depositary in accordance with the terms and conditions of the Deposit Agreement, net of any taxes, governmental charges, cancellation fees due from such holders to the Depositary and currency conversion expenses of the Depositary.

On the Effective Date, certificates in respect of CSR ADSs will cease to be valid. Any CSR ADS Holders with such certificates should surrender them to the Depositary in accordance with the Deposit Agreement in order to receive their cash consideration. Following the Effective Date, the Depositary will send a notice to CSR ADS Holders regarding their entitlement under the Scheme and the instructions for the surrender of their CSR ADSs.

CSR ADS Holders who hold their CSR ADSs indirectly through a bank, broker or financial intermediary within a book-entry facility such as the Depositary Trust Company, will receive credit of the funds to their account from their bank, broker or financial intermediary. The Depositary will remit the funds to each book-entry facility, net of the total amount of any taxation, fee and expense due from such holder to the Depositary, and the relevant book-entry facility will, in turn, credit the CSR ADS Holder’s bank, broker or financial intermediary.

In order to avoid the application of US back-up withholding on cash amounts paid to CSR ADS Holders (including non-US persons) who have not previously provided a duly completed IRS Form W-9 or W-8 to their broker or the Depositary that remains valid at the time of payment, it is necessary for such CSR ADS Holders to provide the Depositary with a properly completed IRS Form W-8 or Form W-9 as applicable. For further information, please see “Certain US federal income tax considerations” below. Persons should consult their own tax advisers to identify their need to provide these forms. IRS Forms W-9 and W-8 are available on the IRS website at http://www.irs.gov.

The Depositary’s contact details are:

JP Morgan Chase Bank N.A.

P.O. Box 64507

St. Paul, Minnesota 55164-0507

United States of America

Email: jpmorgan.adr@wellsfargo.com

Telephone: +1 800 990 1135

3.	Certain US federal income tax considerations

The following discussion is a summary of certain material US federal income tax considerations for US Scheme Shareholders (as defined below) that receive cash as consideration for their Scheme Shares. This summary is not a comprehensive description of all tax considerations that may be relevant to a particular holder. It addresses only US Scheme Shareholders who hold Scheme Shares as capital assets and use the US Dollar as their functional currency. It does not address the tax treatment of US Scheme Shareholders subject to special rules, such as banks, dealers, traders in securities that mark-to-market, insurance companies, tax-exempt entities, regulated investment companies, real estate investment trusts, individual retirement accounts and other tax-deferred accounts, persons that at any time have held 10 per cent. or more of the voting stock of CSR, US expatriates, persons holding Scheme Shares as part of a hedging, straddle, conversion, integrated, constructive sale or constructive ownership transaction, persons whose Scheme Shares were received in connection with the performance of services or persons subject to the alternative minimum tax. This summary does not address US state and local, non-US or other tax considerations.

This summary does not consider the US tax implications should QGT elect to implement the Acquisition by way of a takeover offer.

For the purposes of this summary, you are a “US Scheme Shareholder” if you are: (1) an individual citizen of the United States or a resident alien of the United States as determined for US federal income tax purposes; (2) a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organised under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to US federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more US persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a US person.

This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect. We have not requested, and will not request, a ruling from the IRS with respect to any of the US federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

The US federal income tax treatment of a partner in a partnership that holds Scheme Shares will depend on the status of the partner and the activities of the partnership. Partnerships should consult their tax advisers concerning the US federal income tax consequences to their partners of participating in the Scheme.

THE SUMMARY OF US FEDERAL INCOME TAX CONSIDERATIONS SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL US SCHEME SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE SCHEME INCLUDING THE APPLICABILITY AND EFFECT OF US STATE AND LOCAL NON-US OR OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Generally, CSR ADS Holders will be treated for US federal income tax purposes as holding Scheme Shares represented by the CSR ADSs.

This discussion assumes that CSR is not, and never has been, a PFIC for US federal income tax purposes. If it were determined that CSR is or has been a PFIC, the US federal income tax consequences of the Scheme generally would be materially less favourable to US Scheme Shareholders than those described below.

(A)	Disposition of Scheme Shares

A US Scheme Shareholder generally will recognise capital gain or loss on the disposition of Scheme Shares equal to the difference between the US Scheme Shareholder’s adjusted tax basis and the amount realised. A US Scheme Shareholder’s adjusted tax basis in the Scheme Shares generally will be the US Dollar value of the amount paid to purchase the Scheme Shares. The amount realised will be the US Dollar value of the pounds Sterling received by the US Scheme Shareholder (or the Depositary in the case of a CSR ADS Holder). Gain or loss generally will be long-term capital gain or loss if, at the time of disposition, the US Scheme Shareholder has held the Scheme Shares for more than one year. US Scheme Shareholders who are individuals, trusts or estates may be entitled to a preferential tax rate on long-term capital gains. Deductions for capital losses are subject to limitations. Any gain or loss realised on disposition of Scheme Shares generally will be treated as arising from US sources.

The date for determining the US Dollar value of the pounds Sterling received depends on whether special rules for sales of securities traded on an established securities market apply. Although it is believed that the Scheme Shares currently are traded on such markets, the rules might not apply here because an exchange pursuant to the Scheme is not a transaction on those markets. If the special rules apply, cash method and electing accrual method US Scheme Shareholders would value the pounds Sterling received as of the settlement date. If the rules do not apply (and in the case of non-electing accrual method US Scheme Shareholders even if they do apply), all US Scheme Shareholders would value the pounds Sterling received as of the Effective Date and would recognise US source foreign currency gain or loss (taxable as ordinary income or loss) on the settlement date equal to any difference between the US Dollar value of the amount received based on the exchange rates on the Effective Date and the settlement date.

A US Scheme Shareholder will have a tax basis in the pounds Sterling received by such shareholder on disposition of Scheme Shares equal to the US Dollar amount received on the settlement date. Any gain or loss on a subsequent conversion or disposition of those pounds Sterling generally will be US source ordinary gain or loss.

(B)	Additional Tax on Passive Income

An additional 3.8% tax will generally be imposed on the “net investment income” of individuals, estates and trusts whose income exceeds certain thresholds. “Net investment income” generally includes the following: (1) gross income from interest and dividends other than from the conduct of a non-passive trade or business; (2) other gross income from a passive trade or business; and (3) net gain attributable to the disposition of property other than property held in a non-passive trade or business. Therefore capital gains from the disposition of Scheme Shares may be subject to this additional tax.

(C)	Backup Withholding and Information Reporting

Proceeds from the disposition of Scheme Shares, by a US paying agent or other US intermediary will be reported to the IRS and to the US Scheme Shareholder as may be required under applicable regulations. In addition, payments that are subject to information reporting may be subject to backup withholding if the US Scheme Shareholder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US Scheme Shareholders (including, among others, corporations) are not subject to backup withholding. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a US Scheme Shareholder’s US federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is provided to the IRS. US Scheme Shareholders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption and whether they need to provide their broker or the Depositary with an IRS Form W-8 or Form W-9.

Certain US Scheme Shareholders who are individuals may be required to report information relating to Scheme Shares, subject to certain exceptions (including an exception for Scheme Shares held in accounts maintained by certain financial institutions). US Scheme Shareholders are urged to consult their tax advisers regarding their reporting requirements.

4.	UK Taxation of Overseas Shareholders and CSR ADS Holders

Subject to the paragraph below (dealing with temporary non-residents), Scheme Shareholders and CSR ADS Holders who are not resident in the UK for UK tax purposes will not be subject to UK tax on chargeable gains upon cancellation of their Scheme Shares in return for cash, unless they carry on:

(i)	(in the case of a Scheme Shareholder or a CSR ADS Holder who is an individual) a trade, profession or vocation in the UK through a branch or agency and the Scheme Shares or CSR ADSs have either been used in or for the purposes of the trade, profession or vocation, or have been used or held for the purposes of the branch or agency, or acquired for use by or for the purposes of the branch or agency; or

(ii)	(in the case of a Scheme Shareholder or a CSR ADS Holder which is a company) a trade in the UK through a permanent establishment and the Scheme Shares or CSR ADSs have either been used in or for the purposes of the trade, or have been used or held for the purposes of the permanent establishment, or acquired for use by or for the purposes of the permanent establishment.

However, Scheme Shareholders or CSR ADS Holders who are not resident in the UK may be subject to charges to foreign taxation depending upon their personal circumstances.

A Scheme Shareholder or CSR ADS Holder who is an individual and who is temporarily not resident in the UK for UK tax purposes may, in certain circumstances, be subject to tax in respect of gains realised while he or she is not so resident.

PART EIGHT: ADDITIONAL INFORMATION ON CSR AND QGT

1.	Responsibility

1.1	The CSR Directors, whose names are set out in paragraph 2.1 below, accept responsibility for the information contained in this document other than the information for which responsibility is taken by others pursuant to paragraph 1 of Part Eight of this document. To the best of the knowledge and belief of the CSR Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2	The Qualcomm Directors, whose names are set out in paragraph 2.2 below, accept responsibility for the information contained in this document relating to the Qualcomm Group, the Qualcomm Directors and their respective immediate families and the related trusts of and persons connected with the Qualcomm Directors, and persons deemed to be acting in concert with QGT (as such term is defined in the Code). To the best of the knowledge and belief of the Qualcomm Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors

2.1	The CSR Directors and their respective positions are:

Name	Position
Ron Mackintosh	Chairman

Joep van Beurden	Chief Executive Officer

Will Gardiner	Chief Financial Officer

Chris Ladas	Operations Director

Anthony Carlisle	Non-Executive Director and Senior Independent Director

Teresa Vega	Non-Executive Director

Levy Gerzberg	Non-Executive Director

Chris Stone	Non-Executive Director

Walker Boyd	Non-Executive Director

The business address of each of the CSR Directors is Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ, United Kingdom.

The Company Secretary of CSR is Brett Gladden.

2.2	The Directors of Qualcomm and their respective positions are:

Name	Position
Barbara T. Alexander	Director of Qualcomm Incorporated

Sir Donald G. Cruickshank	Director of Qualcomm Incorporated

Raymond V. Dittamore	Director of Qualcomm Incorporated

Dr. Susan Hockfield	Director of Qualcomm Incorporated

Thomas W. Horton	Director of Qualcomm Incorporated

Dr Paul E. Jacobs	Executive Chairman and Chairman of the Board, Qualcomm Incorporated

Sherry Lansing	Director of Qualcomm Incorporated

Harish Manwani	Director of Qualcomm Incorporated

Name	Position
Steven M. Mollenkopf	Chief Executive Officer, Qualcomm Incorporated

Duane A. Nelles	Director of Qualcomm Incorporated

Name	Position
Clark T. Randt, Jr.	Director of Qualcomm Incorporated

Dr. Francisco Ros	Director of Qualcomm Incorporated

Jonathan J. Rubinstein	Director of Qualcomm Incorporated

General Brent Scowcroft	Director of Qualcomm Incorporated

Marc I. Stern	Director of Qualcomm Incorporated

The business address of each of the Qualcomm Directors is 5775 Morehouse Drive, San Diego, CA 92121.

The Corporate Secretary of Qualcomm Incorporated is Donald J. Rosenberg.

Qualcomm Incorporated has its registered office at 2711 Centerville Road, Suite 400, Wilmington, DE 19808.

2.3	The Directors of QGT and their respective positions are:

Roawen Chen	Director

Kevin M. Thompson	Director

Lee Wei Hsiung	Director

The business address of each of the QGT Directors is 5775 Morehouse Drive, San Diego, CA 92121.

The Secretary of QGT is Rhonda Meyer.

QGT is a private limited company with its registered office at 80 Robinson Road, #02-00, Singapore 068898.

3.	Interests in CSR Shares

3.1	For the purposes of this paragraph 3 and paragraphs 4 to 5:

(A)	“acting in concert” has the meaning given to it in the Code;

(B)	“arrangement” includes indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature, relating to securities which may be an inducement to deal or refrain from dealing;

(C)	“dealing” has the meaning given to it in the Code;

(D)	“derivative” has the meaning given to it in the Code;

(E)	“disclosure period” means the period beginning on 28 August 2013 and ending on 10 November 2014 (being the latest practicable date prior to the publication of this document);

(F)	“interest” or “interests” in relevant securities shall have the meaning given to it in the Code and references to interests of Qualcomm Directors or interests of CSR Directors in relevant securities shall include all interests of any other person whose interests in shares the Qualcomm Directors or, as the case may be, the CSR Directors, are taken to be interested in pursuant to Part 22 of the Companies Act;

(G)	“offer period” means the period commencing on 28 August 2014 and ending on 10 November 2014 (being the latest practicable date prior to the publication of this document);

(H)	“relevant Qualcomm securities” mean relevant securities (such term having the meaning given to it in the Code in relation to an offeror) of Qualcomm including equity share capital in Qualcomm (or derivatives referenced thereto) and securities convertible into, rights to subscribe for and options (including traded options) in respect thereof; and

(I)	“relevant CSR securities” mean relevant securities (such term having the meaning given to it in the Code in relation to an offeree) of CSR including equity share capital of CSR (or derivatives referenced thereto) and securities convertible into, rights to subscribe for and options (including traded options) in respect thereof.

3.2	As at 10 November 2014 (the latest practicable date prior to the publication of this document), neither Qualcomm, QGT nor any member of the Qualcomm Group, held any interests in, or rights to subscribe for, nor had any short position in respect of, relevant CSR securities.

3.3	As at 10 November 2014 (the latest practicable date prior to the publication of this document), none of the Qualcomm Directors (including members of their immediate families, close relatives and related trusts) held any interests in, or rights to subscribe for, nor had any short position in respect of, relevant CSR securities.

3.4	As at 10 November 2014 (the latest practicable date prior to the publication of this document) no person acting in concert with Qualcomm or QGT held any interests in, or rights to subscribe for, nor had any short position in respect of, relevant CSR securities.

3.5	As at 10 November 2014 (the latest practicable date prior to the publication of this document) no persons with whom QGT, or any person acting in concert with QGT, has an arrangement, had any interests in, or rights to subscribe for, nor had any short position in respect of, relevant CSR securities nor had any such person dealt for value in any relevant CSR securities during the disclosure period.

3.6	Neither QGT, nor any person acting in concert with QGT, has as at 10 November 2014 (the latest practicable date prior to the publication of this document), borrowed or lent (including for these purposes any financial collateral arrangements of the kind referred to in Note 4 on Rule 4.6 of the Code), save for any borrowed shares which have either been on-lent or sold.

3.7	As at 10 November 2014 (the latest practicable date prior to the publication of this document), the CSR Directors held the following interests in, or rights to subscribe in respect of, relevant CSR securities:

Issued Share Capital

Name	Number of CSR Shares and CSR ADSs	Nature of Interest
Ron Mackintosh	112,115	Beneficial Owner
Joep van Beurden	324,173	Beneficial Owner
Will Gardiner	292,702	Beneficial Owner
Chris Ladas	82,341	Beneficial Owner
Anthony Carlisle	19,000	Beneficial Owner	[1]
Teresa Vega	750 CSR ADSs	Beneficial Owner
Levy Gerzberg	7,960 CSR ADSs	Beneficial Owner
Chris Stone	12,286	Beneficial Owner
Walker Boyd	7,000	Beneficial Owner

Share options

Name	Share Scheme Details	Date of Grant	Number of CSR Shares and CSR ADSs	Exercise price (£ unless otherwise stated)	Exercise period
Joep van Beurden	The CSR plc Share Option Plan	06.09.2011	485,981	2.1400	06.09.2014 - 06.09.2021
Joep van Beurden	The CSR plc Share Option Plan	21.03.2012	420,202	2.4750	21.03.2015 - 21.03.2022
Joep van Beurden	The CSR plc Share Option Plan	26.03.2013	127,685	4.8870	26.03.2016 - 26.03.2023

Name	Share Scheme Details	Date of Grant	Number of CSR Shares and CSR ADSs	Exercise price (£ unless otherwise stated)	Exercise period
Joep van Beurden	The CSR plc 2013 Long-Term Incentive Plan	14.08.2014	90,419	5.2400	14.08.2017 - 14.08.2024
Joep van Beurden	The CSR plc SAYE Scheme	20.03.2012	4,482	2.0080	01.05.2015 - 31.10.2015

[1]	Anthony Carlisle is the beneficial owner of 15,000 CSR Shares and both the registered holder and beneficial owner of 4,000 CSR Shares.

Name	Share Scheme Details	Date of Grant	Number of CSR Shares and CSR ADSs	Exercise price (£ unless otherwise stated)	Exercise period
Joep van Beurden	The CSR plc 2013 SAYE Scheme 2	30.05.2014	2,068	4.3520	01.07.2017 - 31.12.2017
Will Gardiner	The CSR plc Share Option Plan	06.09.2011	366,434	2.1400	06.09.2014 - 06.09.2021
Will Gardiner	The CSR plc Share Option Plan	21.03.2012	316,836	2.4750	21.03.2015 - 21.03.2022
Will Gardiner	The CSR plc Share Option Plan	26.03.2013	96,276	4.8870	26.03.2016 - 26.03.2023
Will Gardiner	The CSR plc 2013 Long-Term Incentive Plan	14.08.2014	63,490	5.2400	14.08.2017 - 14.08.2024
Will Gardiner	The CSR plc SAYE Scheme	20.03.2012	4,482	2.0080	01.05.2015 - 31.10.2015
Will Gardiner	The CSR plc 2013 SAYE Scheme 2	30.05.2014	2,068	4.3520	01.07.2017 - 31.12.2017

Chris Ladas	The CSR plc Share Option Plan	06.09.2011	232,056		2.1400	06.09.2014 - 06.09.2021
Chris Ladas	The CSR plc Share Option Plan	21.03.2012	204,244		2.4750	21.03.2015 - 21.03.2022
Chris Ladas	The CSR plc Share Option Plan	26.03.2013	64,961		4.8870	26.03.2016 - 26.03.2023
Chris Ladas	The CSR plc 2013 Long-Term Incentive Plan	14.08.2014	38,971		5.2400	14.08.2017 - 14.08.2024
Levy Gerzberg	Zoran Corporation 2005 Equity Incentive Plan	26.04.2007	11,739 CSR ADS	US$	34.0700	26.04.2008 - 26.04.2017	[2]
Levy Gerzberg	Zoran Corporation 2005 Equity Incentive Plan	26.04.2007	46,320 CSR ADS	US$	34.0700	26.04.2008 - 26.04.2017	[2]
Levy Gerzberg	Zoran Corporation 2005 Equity Incentive Plan	28.04.2010	6,429 CSR ADS	US$	16.9900	28.04.2011 - 28.04.2020	[2]
Levy Gerzberg	Zoran Corporation 2005 Equity Incentive Plan	10.05.2011	99,104 CSR ADS	US$	14.8700	10.05.2012 - 10.05.2021	[2]

[2]	These options vested or vest on a phased basis. The exercise period shown for each grant reflects the date on which the first vesting occurred.

Share awards

Name	Share Scheme Details	Date of Grant	Number of CSR Shares	Exercise price (£)	Vesting period
Joep van Beurden	The CSR plc 2011 Executive Incentive Plan	26.03.2013	138,485	0.0010	26.03.2013 - 26.03.2015
Joep van Beurden	The CSR plc 2011 Executive Incentive Plan	08.05.2014	86,549	0.0010	08.05.2014 - 22.03.2016
Will Gardiner	The CSR plc 2011 Executive Incentive Plan	26.03.2013	104,419	0.0010	26.03.2013 - 26.03.2015
Will Gardiner	The CSR plc 2011 Executive Incentive Plan	08.05.2014	60,773	0.0010	08.05.2014 - 22.03.2016
Chris Ladas	The CSR plc 2011 Executive Incentive Plan	26.03.2013	68,140	0.0010	26.03.2013 - 26.03.2015
Chris Ladas	The CSR plc 2011 Executive Incentive Plan	08.05.2014	37,767	0.0010	08.05.2014 - 22.03.2016

3.8	As at 10 November 2014 (the latest practicable date prior to the publication of this document), the following persons acting in concert with CSR held the following interests in, or rights to subscribe in respect of, relevant CSR securities:

Concert Party	Entity with interest		Number of CSR Shares and CSR ADSs	Interest in CSR Shares (in per cent.)
Goldman Sachs International	Goldman, Sachs & Co	[3]	180 4,724 CSR ADSs	0.0001 0.0028

3.9	As at 10 November 2014 (the latest practicable date prior to the publication of this document) the following persons acting in concert with CSR had the following short positions (whether conditional or absolute and whether in the money or otherwise) relating to relevant CSR securities under derivatives, agreements to sell, or any delivery obligation or right to require another person to take delivery:

Concert Party	Entity with short position		Number of CSR Shares and ADSs	Interest in CSR Shares (in per cent.)
Goldman Sachs International	Goldman, Sachs & Co	[3]	192 CSR ADSs	0.0001

4.	Dealings in CSR Shares

4.1	During the disclosure period, none of Qualcomm, QGT, any member of the Qualcomm Group, nor the Qualcomm Directors (including members of their immediate families, close relatives, and related trusts), have dealt for value in relevant CSR securities.

4.2	During the disclosure period, the following persons acting in concert with Qualcomm or QGT have dealt for value in relevant CSR securities.

[3]	Goldman, Sachs & Co is in common ownership with Goldman Sachs International.

CSR Shares4

Concert Party	Trade Period	Nature of Dealing	No of CSR Shares	Lowest Price in Trade Period (£)	Highest Price in Trade Period (£)
Deutsche Bank AG Frankfurt	28/08/2013 - 27/11/2013	Purchase	27,566	4.91	5.28
		Sale	27,640	4.91	5.28
	28/11/2013 - 27/02/2014	Purchase	0	0.00	0.00
		Sale	604	6.74	6.93
	28/02/2014 - 27/05/2014	Purchase	92,284	6.36	6.36
		Sale	92,284	6.36	6.36
	28/05/2014 - 27/06/2014	Purchase	0	0.00	0.00
		Sale	0	0.00	0.00
	28/06/2014 - 27/07/2014	Purchase	1,400	5.83	5.83
		Sale	1,400	5.83	5.83
	28/07/2014 - 27/08/2014	Purchase	80,234	5.08	5.08
		Sale	80,234	5.08	5.08
	28/08/2014 - 10/11/2014	Purchase	200	8.94	8.94
		Sale	0	0.00	0.00
Deutsche Bank Securities Inc	28/08/2013 - 27/11/2013	Purchase	351,948	4.80	5.54
		Sale	360,948	4.80	5.54
	28/11/2013 - 27/02/2014	Purchase	759,339	4.97	7.09
		Sale	759,339	4.97	7.09
	28/02/2014 - 27/05/2014	Purchase	364,812	5.42	7.37
		Sale	369,947	5.42	7.88
	28/05/2014 - 27/06/2014	Purchase	78,384	5.49	6.20
		Sale	90,840	5.49	6.20
	28/06/2014 - 27/07/2014	Purchase	186,410	5.72	6.11
		Sale	188,646	5.72	6.11
	28/07/2014 - 27/08/2014	Purchase	75,482	5.31	5.75
		Sale	75,482	5.31	5.75
	28/08/2014 - 10/11/2014	Purchase	69,484	6.45	8.56
		Sale	69,484	6.45	8.56

[4]	Where a transaction was recorded in a different currency, the FX rate on the day of transaction has been applied.

CSR ADSs5

Concert Party	Trade Period	Nature of Dealing	No of CSR ADSs	Lowest Price in Trade Period (US $)	Highest Price in Trade Period (US $)
Deutsche Bank AG Frankfurt	28/08/2013 - 27/11/2013	Purchase	0	0.00	0.00
		Sale	0	0.00	0.00
	28/11/2013 - 27/02/2014	Purchase	610	38.17	45.09
		Sale	610	38.17	45.09
	28/02/2014 - 27/05/2014	Purchase	0	0.00	0.00
		Sale	0	0.00	0.00
	28/05/2014 - 27/06/2014	Purchase	0	0.00	0.00
		Sale	0	0.00	0.00
	28/06/2014 - 27/07/2014	Purchase	0	0.00	0.00
		Sale	0	0.00	0.00
	28/07/2014 - 27/08/2014	Purchase	0	0.00	0.00
		Sale	0	0.00	0.00
	28/08/2014 - 10/11/2014	Purchase	0	0.00	0.00
		Sale	0	0.00	0.00
Deutsche Bank Securities Inc	28/08/2013 - 27/11/2013	Purchase	2,181	30.51	34.27
		Sale	2,521	30.51	34.28
	28/11/2013 - 27/02/2014	Purchase	305	38.17	45.09
		Sale	610	38.17	45.09
	28/02/2014 - 27/05/2014	Purchase	6,107	37.78	51.48
		Sale	6,793	37.78	51.48
	28/05/2014 - 27/06/2014	Purchase	1	39.75	39.75
		Sale	2	39.75	39.75
	28/06/2014 - 27/07/2014	Purchase	0	0.00	0.00
		Sale	0	0.00	0.00
	28/07/2014 - 27/08/2014	Purchase	0	0.00	0.00
		Sale	0	0.00	0.00
	28/08/2014 - 10/11/2014	Purchase	0	0.00	0.00
		Sale	0	0.00	0.00

[5]	Where a transaction was recorded in a different currency, the FX rate on the day of transaction has been applied.

4.3	During the disclosure period, CSR has purchased a total of 8,511,928 CSR Shares comprising as follows, all of which have been cancelled:

Trade period (the “Trade Period”)	Lowest price per share (£) in the Trade Period	Highest price per share (£) in the Trade Period	Number of CSR Shares purchased	Consideration paid (£)
September 2013	502.5000	538.0000	735,000	3,829,623.98
November 2013	473.5000	523.5000	1,336,200	6,681,410.07
December 2013	626.0000	640.0000	80,000	506,108.32
May 2014	521.2500	598.0000	2,843,000	15,980,091.06
June 2014	540.0000	634.0000	2,275,026	13,640,908.93
July 2014	523.7500	599.0000	503,200	2,874,766.71
August 2014	507.0000	575.5000	739,502	3,990,712.28
Total			8,511,928	47,503,621.35

5.	Interests and Dealings—General

5.1	Save as disclosed in paragraphs 3 and 4 above, as at 10 November 2014 (the latest practicable date prior to the publication of this document),

(A)	no member of the Qualcomm Group had any interest in, right to subscribe in respect of, any short position under a derivative in relation to any, or had any delivery obligation or any right to require another person to take delivery of relevant CSR securities nor has any member of the Qualcomm Group dealt for value in any relevant CSR securities during the disclosure period;

(B)	none of the Qualcomm Directors had any interest in, right to subscribe in respect of, any short position under a derivative in relation to any, or had any delivery obligation or any right to require another person to take delivery of relevant CSR securities, nor has any such person dealt for value in any relevant CSR securities during the disclosure period;

(C)	no person deemed to be acting in concert with Qualcomm had any interest in, right to subscribe in respect of, or any short position under a derivative in relation to any, or had any delivery obligation or any right to require another person to take delivery of relevant CSR securities, nor has any such person dealt for value in any relevant CSR securities, during the disclosure period;

(D)	no person who has an arrangement with QGT had any interest in, right to subscribe in respect of, or any short position under a derivative in relation to any, or had any delivery obligation or any right to require another person to take delivery of relevant CSR securities, nor has any such person dealt for value in any relevant CSR securities during the disclosure period; and

(E)	neither QGT, nor any person acting in concert with QGT, has borrowed or lent any relevant CSR securities, save for any borrowed shares which have been either on-lent or sold.

5.2	Save as disclosed in paragraphs 3 and 4 above as at 10 November 2014 (the latest practicable date prior to the publication of this document),

(A)	no member of the CSR Group had any interest in, right to subscribe in respect of or any short position in relation to relevant Qualcomm securities nor has any such person dealt for value in any relevant CSR securities or relevant Qualcomm securities during the offer period;

(B)	none of the CSR Directors had any interest in, right to subscribe in respect of, or any short position under a derivative in relation to any, or had any delivery obligation or any right to require another person to take delivery of relevant CSR securities or relevant Qualcomm securities nor has any such person dealt for value in any relevant CSR securities or any relevant Qualcomm securities during the offer period;

(C)	no person deemed to be acting in concert with CSR had any interest in, right to subscribe in respect of, any short position under a derivative in relation to any, or had any delivery obligation or any right to require another person to take delivery of relevant CSR securities, nor has any such person dealt for value in any relevant CSR securities during the offer period;

(D)	no person who has an arrangement with CSR had any interest in, right to subscribe in respect of, any short position under a derivative in relation to any, or had any delivery obligation or any right to require another person to take delivery of relevant CSR securities, nor has any such person dealt for value in any relevant CSR securities during the offer period; and

(E)	neither CSR, nor any person acting in concert with CSR has borrowed or lent any relevant CSR securities, save for any borrowed shares which have been either on-lent or sold.

5.3	Save as disclosed herein, no persons have given any irrevocable or other commitment to vote in favour of the Scheme or the resolutions to be proposed at the General Meeting.

5.4	Save as disclosed herein, none of (i) Qualcomm or any person acting in concert with Qualcomm; or (ii) CSR or any person acting in concert with CSR, has any arrangement in relation to relevant securities.

5.5	No agreement, arrangement or understanding (including any compensation arrangement) exists between Qualcomm or any person acting in concert with it and any of the CSR Directors or the recent directors, shareholders or recent shareholders of CSR having any connection with or dependence upon or which is conditional upon the Acquisition.

5.6	There is no agreement, arrangement or understanding whereby the beneficial ownership of any CSR Shares to be acquired by QGT pursuant to the Scheme will be transferred to any other person save that it is intended, in due course, either the shares in QGT or, following completion of the transaction, the shares in CSR, will be transferred to another Qualcomm Group Company or alternatively that QGT may nominate a subsidiary of Qualcomm to receive the new CSR Shares under the Scheme.

5.7	Save as disclosed herein, no relevant securities of CSR have been redeemed or purchased by CSR during the disclosure period.

6.	CSR Directors’ service contracts and emoluments

6.1	There are no service contracts or letters of appointment between any CSR Director or proposed director of CSR and any member of the CSR Group except for those set out below and, save as disclosed below, no such contract or letter of appointment has been entered into or amended within the six months preceding the date of this document.

6.2	Executive Directors

It is CSR’s policy for all executive directors to have rolling service contracts which can be terminated by either party giving the required period of notice as set out in the table below.

Director	Date of appointment	Notice period (from CSR)	Notice Period (from CSR Director)	Current annual base salary (£ unless otherwise specified)		Single figure of total remuneration received in 2013 (US$)
Joep van Beurden	01.11.2007	12 months	6 months		473,800	2,111,027
Will Gardiner	18.06.2008	12 months	6 months		332,690	1,543,611
Chris Ladas	01.01.2008	12 months	6 months	US$	340,930	1,094,843

Further Information

The executive CSR Directors are provided with an annual cash and share incentive opportunity to reward performance. For the current financial period, these are assessed against revenue, profit and personal objectives linked to the successful implementation of CSR’s strategy, for which the maximum annual participation is 250% of salary (under the CSR plc 2011 Executive Incentive Plan).

The executive CSR Directors participate in the CSR plc 2013 Long Term Incentive Plan under which the CSR remuneration committee has discretion to grant an award in the form of market value share options of up to a maximum value of 300% of annual salary (400% in exceptional circumstances). CSR also operates a SAYE plan in which the executive CSR Directors are eligible to participate.

The executive CSR Directors also receive additional benefits which comprise primarily private medical insurance, life assurance of four times basic salary, personal accident insurance, subsistence expenses and employer pension contributions up to a maximum limit of 20% of gross basic salary. CSR has agreed to make a contribution to Mr Ladas’ pension when he retires which will be in addition to the usual CSR pension contributions for the year of retirement. The level of contribution will reflect the extent to which Mr Ladas’ US state benefits are reduced when he retires as a result of him being employed in the UK since 2008. In November 2012, it was estimated that the total amount payable would be less than £30,000.

The service agreement for Mr van Beurden, the Chief Executive Officer, was entered into prior to his formal appointment in November 2007. The service agreement for Mr van Beurden contains a provision concerning payment on loss of office. If CSR terminates Mr van Beurden’s employment (other than for a reason justifying immediate dismissal), then, as part of the payments owing on termination, a sum equal to the bonus as reported in the most recently preceding annual report of CSR will be paid.

If any executive CSR Director’s contract is terminated, the CSR remuneration committee will determine such mitigation as it considers fair and reasonable in each case. There are no agreements between CSR and the CSR Directors, which provide for compensation for loss of office or employment that occurs because of a takeover bid.

Continuation of appointment for a director is subject to annual re-election at annual general meetings.

6.3	Non-executive Directors

Non-executive CSR Directors typically are appointed under letters of appointment for an initial term of three years. Continuation of appointment is subject to annual re-election at annual general meetings. Non-executive directors do not participate in any variable remuneration or benefits arrangements.

Director	Date of appointment	Expiry term of directorship	Notice period (from CSR)	Notice Period (from CSR Director)	Current annual fee (£ unless otherwise specified)	Single figure of total remuneration received in 2013 (US$)
Ron Mackintosh	05.05.2004	02.05.2016	180 days	180 days	192,800	291,773
Anthony Carlisle	01.07.2005	31.12.2014	90 days	90 days	58,900	86,792
Chris Stone	16.07.2012	16.07.2015	90 days	90 days	59,100	81,701
Walker Boyd	06.12.2013	06.12.2016	90 days	90 days	62,000	6,732
Teresa Vega	27.10.2010	27.10.2016	90 days	90 days	50,200	72,944
Levy Gerzberg	31.08.2011	31.08.2015	30 days	30 days	48,200	72,681

6.4	The letter of appointment for Anthony Carlisle, Non-executive Director and Senior Independent Director, was due for renewal on 1 July 2014 and was renewed with effect from that date for a term expiring on 31 December 2014. The other terms of Mr Carlisle’s appointment remained unchanged.

6.5	The letter of appointment for Dr Levy Gerzberg, Non-executive Director, was due for renewal on 31 August 2014 and was renewed with effect from that date for a term of one year. The other terms of Dr Gerzberg’s appointment remained unchanged.

6.6	Save as set out in this document, the effect of the Scheme on the interests of the CSR Directors does not differ from its effect on the like interests of any other holder of Scheme Shares.

6.7	Save for Anthony Carlisle (who, as stated in the 2013 Annual Report, following completion of nine years as a director, will stand down from the CSR Board at the end of 2014 (or on the Effective Date should that occur sooner)), the CSR Directors will resign on the Effective Date.

7.	Market quotations

The following table shows the closing middle market prices for CSR Shares as derived from the Official List for the first dealing day of each month from May 2014 to October 2014 inclusive, for 14 October 2014 (being the last Business Day prior to the Announcement Date) and for 10 November 2014 (being the last practicable date prior to the publication of this document):

Date	CSR Share price (p)
01/05/2014	562.50
02/06/2014	595.00
01/07/2014	587.00
01/08/2014	545.00
01/09/2014	795.00
01/10/2014	756.00
14/10/2014	658.50
10/11/2014	830.00

8.	Material contracts

8.1	Qualcomm material contracts

No member of the Qualcomm Group has, during the period beginning on 28 August 2012 and ending on 10 November 2014 (being the latest practicable date prior to the publication of this document), entered into any material contract otherwise than in the ordinary course of business.

8.2	CSR material contracts

Save as disclosed below, no member of the CSR Group has, during the period beginning on 28 August 2012 and ending on 10 November 2014 (being the latest practicable date prior to the publication of this document), entered into any material contract otherwise than in the ordinary course of business.

Samsung Transaction

On 17 July 2012, CSR entered into a conditional binding agreement with Samsung Electronics Co., Ltd. (“Samsung”) for the transfer of CSR’s handset connectivity and handset location development operations, together with certain rights over CSR’s technology in those areas, to Samsung for a cash consideration of US$310 million.

The Samsung Transaction completed on 4 October 2012 and included the transfer of 311 employees, the grant to Samsung of a world-wide perpetual royalty-free, non-exclusive licence of CSR’s intellectual property rights in its connectivity and location technology and the transfer of 21 US patents, including their respective international counterparts, from CSR to Samsung.

The terms of the agreement with Samsung contains certain restrictions on the parties to ensure that both CSR and Samsung have the necessary protections to enable them to create value in their ongoing enterprise following on from completion of the transfer to Samsung. However, in the event of a change of control of CSR, certain of the restrictions on CSR and Samsung will fall away.

Under the terms of the agreement with Samsung, the purchase price was subject to adjustment of up to US$10 million, depending on the progress made in finalising the development of a Wi-Fi/Bluetooth combination connectivity chip, which both CSR and Samsung have rights to exploit in their respective markets. During 2013, the adjustment terms were amended, reducing this to a maximum of US$5 million increase or decrease. As at 27 December 2013, CSR recorded a US$5 million liability based on their assessment of the probability of a negative adjustment arising.

On completion of the Samsung Transaction, Samsung invested US$34.4 million in CSR in return for 9,925,000 CSR Shares. On 15 January 2014, Samsung disposed of its entire holding of CSR Shares.

9.	Offer-related arrangements

(a)	Non-Disclosure Agreement

Each of Qualcomm and CSR has undertaken under the Non-Disclosure Agreement to hold the other party’s confidential information in confidence and not, without the other party’s prior written consent, to disclose it or make it available to any person other than to certain permitted recipients or as required by law or regulation or in the context of discussions with the Panel. The Non-Disclosure Agreement also includes other customary obligations on Qualcomm, including non-solicitation of CSR’s employees and, subject to usual carve-outs, certain standstill provisions, all of which expire on 2 September 2015.

(b)	Cooperation Agreement

CSR and QGT have entered into the Cooperation Agreement in connection with the Acquisition pursuant to which QGT has agreed to use reasonable endeavours to implement the Acquisition and satisfy the Conditions that relate to antitrust clearances.

10.	Irrevocable Undertakings

QGT has received irrevocable undertakings from each of the CSR Directors to vote (or in the case of CSR ADSs, to instruct the Depositary to do so) in favour of the Scheme at the Court Meeting and in favour of the special resolution to be proposed at the General Meeting in respect of a total of 884,457 CSR Shares, representing approximately 0.54 per cent. of CSR’s issued share capital (excluding treasury shares) as at 14 October 2014 (being the latest practicable date prior to the Announcement). The irrevocable undertakings given by the CSR Directors will remain in full force and effect if the Acquisition is effected by way of a Takeover Offer and will cease to be binding only if the Scheme and, if applicable, any Takeover Offer lapses or is withdrawn and no new, revised or replacement scheme of arrangement or takeover offer is or has been announced by QGT in accordance with Rule 2.7 of the Code6.

11.	Offer-related fees and expenses

(A)	QGT fees and expenses[7]

The aggregate fees and expenses expected to be incurred by QGT and Qualcomm in connection with the Acquisition and during the Offer Period (excluding any applicable VAT) are expected to be:

Category	Amount (excluding applicable VAT)
Financial and corporate broking advice	approximately £6,250,000
Legal advice[8]	approximately £3,000,000
Public relations advice	approximately £200,000
Accounting advice	approximately £300,000
Other professional services	approximately £940,000
Other costs and expenses	approximately £750,000
Total	approximately £11,440,000

(B)	CSR fees and expenses

The aggregate fees and expenses expected to be incurred by CSR in connection with the Acquisition and during the Offer Period (excluding any applicable VAT) are expected to be:

Category	Amount (excluding applicable VAT)[9]
Financing arrangements	0
Financial and corporate broking advice	approximately £18,750,000
Legal advice	approximately £3,014,000[10]
Accounting advice	approximately £300,000
Public relations advice	approximately £75,000
Other professional services (including, for example, management consultants, actuaries and specialist valuers)	approximately £350,000
Other costs and expenses	approximately £20,000
Total	approximately £22,509,000

12.	Ratings

There are no ratings or outlooks publicly accorded to CSR.

There are no ratings or outlooks publicly accorded to Qualcomm.

13.	Cash confirmation

The cash consideration payable under the terms of the Acquisition will be funded from Qualcomm Group’s existing cash resources.

Deutsche Bank, financial adviser to Qualcomm and QGT, is satisfied that sufficient resources are available to QGT to enable it to satisfy in full the cash consideration payable to CSR Shareholders in connection with the Acquisition.

[6]	Ron Mackintosh may deal in 12,115 of his CSR Shares after the first General Meeting of CSR in connection with the Scheme, in accordance with the terms of his irrevocable undertaking. Anthony Carlisle may deal in his CSR Shares following the later of (i) the date of his resignation from the CSR Board or (ii) after the first General Meeting, in accordance with the terms of his irrevocable undertaking.
[7]	Where fees are incurred in US dollars, for illustrative purposes those have been converted into Sterling at a rate of £1:$1.60.
[8]	Note: these services are charged by reference to hourly or daily rates. Amounts included here reflect the time incurred up to the latest practicable date prior to the date of publication of this document and an estimate of further time required.
[9]	Rates used for the conversion from foreign currency where applicable are £1:US$1.60; €1.27; JPY174.64.
[10]	An element of these costs is based on time spent and hourly rates. The figures included are based on time charged up to the latest practicable date prior to publication of this document, together with an estimate of time to completion of the Acquisition. Non-English legal advice is being charged based on hourly rates.

14.	Financial effects of the Acquisition on Qualcomm

Qualcomm expects the Acquisition to be accretive to Non-GAAP earnings per share in fiscal 2016, the first full year of combined operations.

15.	Persons acting in concert

15.1	In addition to the members of the Wider Qualcomm Group, and their respective directors and officers, including the Qualcomm Directors, the persons who, for the purposes of the Code, are acting in concert with QGT are:

Name	Type	Registered Office	Relationship with Qualcomm and QGT
Deutsche Bank	Financial Services	Deutsche Bank AG, London Branch, Winchester House, Great Winchester Street, London EC2N 2DB	Financial Adviser

15.2	In addition to the CSR Directors and the members of the CSR Group, the persons who, for the purposes of the Code, are acting in concert with CSR are:

Name	Type	Registered Office	Relationship with CSR
J. P. Morgan Limited	Financial Services	25 Bank Street, Canary Wharf, London, E14 5JP	Financial Adviser

Name	Type	Registered Office	Relationship with CSR
Goldman Sachs International	Financial Services	Peterborough Court, 133 Fleet Street, London EC4A 2BB	Financial Adviser

16.	No significant change

There has been no significant change in the financial or trading position of CSR since 26 September 2014, being the date to which the third quarter financial report published by CSR was prepared.

17.	Consent

Each of Goldman Sachs International and J.P. Morgan Cazenove has given and has not withdrawn its written consent to the issue of this document and the inclusion herein of references to its name in the form and context in which it is included.

Deutsche Bank AG has given and has not withdrawn its written consent to the issue of this document with the inclusion of references to its name in the form and context in which they are included.

18.	Documents published on a website

Copies of the following documents will be available for viewing on CSR’s website at www.csr.com, on Qualcomm’s website at www.qualcomm.com, and also available for inspection at the registered office of CSR, being Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ, and at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY during usual business hours on Monday to Friday of each week (UK public holidays excepted) in each case, up to and including the Effective Date or the date the Scheme lapses or is withdrawn, whichever is earlier:

(A)	this document and the Forms of Proxy;

(B)	the memorandum and articles of association of each of CSR and QGT;

(C)	a draft of the articles of association of CSR as proposed to be amended at the General Meeting;

(D)	the consolidated audited report and accounts of CSR for the 52 week financial periods ended 28 December 2012 and 27 December 2013 and the unaudited first quarter results for the 13 week financial period ended 28 March 2014, the unaudited second quarter results for the 13 week financial period and half year results for the 26 week financial period ended 27 June 2014 and the unaudited third quarter results for the 13 week financial period ended 26 September 2014;

(E)	the consolidated audited report and accounts of Qualcomm for financial years ended 2012, 2013 and 2014;

(F)	the written consents referred to in paragraph 17 above;

(G)	the Non-Disclosure Agreement and the Cooperation Agreement;

(H)	copies of the irrevocable undertakings referred to in paragraph 10 above;

(I)	a full list of all the dealings in relevant CSR securities by Deutsche Bank AG, London Branch and any other member of the DB Group (which term shall mean Deutsche Bank AG and any of its subsidiary undertakings from time to time) during the Disclosure Period; and

(J)	a full list of all the purchases of CSR Shares by CSR during the Disclosure Period.

19.	Sources of information and bases of calculation

19.1	Unless otherwise stated, the financial information on CSR is extracted from CSR’s annual report and accounts for the 52 week financial period ended 27 December 2013.

19.2	As at the close of business on 14 October 2014 (being the last Business Day prior to the date of the Announcement), CSR had in issue 165,153,041 CSR Shares (which excludes 19,894,608 CSR Shares held in treasury). The International Securities Identification Number for the CSR Shares is GB0034147388.

19.3	The value attributed to CSR’s entire issued and to be issued ordinary share capital as implied by the offer price stated in paragraph 2 of the Announcement is based on the issued ordinary share capital as at 14 October 2014 adjusted for the dilutive effect of options and awards under the CSR Share Schemes and adjusted for the shares held by CSR’s employee benefit trust, being:

(A)	CSR’s issued ordinary share capital of 165,153,041 CSR Shares as at 14 October 2014 as described in paragraph 2 of the Announcement;

(B)	plus a maximum of 14,795,730 CSR Shares which may be issued on or after the Announcement Date on the exercise of options and or vesting of awards under the CSR Share Schemes;

(C)	less 3,552,217 CSR Shares currently held in CSR’s employee benefit trust and included in the existing issued share capital which may be utilised to satisfy awards under the CSR Share Schemes; and

(D)	net of a maximum of £27,923,175 cash proceeds receivable from the exercise of such options.

19.4	Unless otherwise stated, all prices quoted for CSR Shares are closing middle market quotations and are derived from the Daily Official List (SEDOL).

PART NINE: DEFINITIONS

“Acquisition”	the acquisition by QGT of the entire issued and to be issued ordinary share capital of CSR at a price of 900 pence per CSR Share to be effected by means of a Scheme (or, subject to the consent of the Panel, a Takeover Offer) including, where the context so requires, any subsequent variation, revision, extension of renewal thereof;

“Amended CSR Articles”	the articles of association of CSR as at the Announcement Date, as amended to include provisions, in terms approved by QGT, that avoid any person (other than QGT or its nominee(s)) remaining as a holder of QGT Shares after the Effective Date, such proposed amendments to be set out in full in the notice of the General Meeting in this document;

“Announcement”	the announcement by QGT of a firm intention to make an offer for CSR dated 15 October 2014;

“Announcement Date”	15 October 2014, being the date of the Announcement;

“Authorisations”	regulatory authorisations, orders, recognitions, grants, consents, clearances, confirmations, certificates, licences, permissions or approvals;

“Board”	the board of directors of the relevant company;

“Business Day”	a day on which banks are generally open for business in London (excluding Saturdays, Sundays and public holidays);

“certificated” or “in certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST);

“Closing Price”	the closing middle market quotation of a CSR Share as derived from the Daily Official List of the London Stock Exchange;

“Code”	the City Code on Takeovers and Mergers;

“Companies Act”	the Companies Act 2006, including any statutory modification or re-enactment thereof for the time being in force;

“Conditions”	the conditions to the Acquisition and to the implementation of the Scheme set out in Part Three of this document;

“Cooperation Agreement”	the agreement entered into by CSR and QGT on the date of the Announcement to record their respective obligations to take certain steps to effect the completion of the Acquisition;

“Court”	the High Court of Justice in England and Wales;

“Court Hearings”	the First Court Hearing and the Second Court Hearing;

“Court Meeting”	the meeting of Scheme Shareholders (and any adjournment thereof) convened pursuant to an order of the Court pursuant to section 896 of the Companies Act, notice of which is set out in Part Ten of this document, for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment);

“Court Order(s)”	the Scheme Court Order and the Reduction Court Order;

“CREST”	the system for the paperless settlement of trades in securities and the holding of securities in uncertificated form operated by Euroclear;

“CSR”	CSR plc, incorporated in England and Wales with registered number 04187346;

“CSR ADSs”	American Depositary Shares, each representing four CSR Shares;

“CSR ADS Holders”	holders of CSR ADSs;

“CSR Group”	CSR and its subsidiary undertakings;

“CSR Directors”	the persons whose names are set out in paragraph 2.1 of Part Eight of this document or, where the context so requires, the directors of CSR from time to time;

“CSR Meetings”	the Court Meeting and the General Meeting;

“CSR Shareholders”	the holders of CSR Shares from time to time;

“CSR Shares”	the ordinary shares of 0.1 pence each in the capital of CSR;

“CSR Share Schemes”	any and all of:

(a)    The CSR plc Share Option Plan;

(b)    The CSR plc Phantom Share Option Plan;

(c)    The CSR plc 2011 Executive Incentive Plan;

(d)    The CSR plc 2013 Long-Term Incentive Plan;

(e)    CSR plc SAYE Scheme;

(f)     CSR plc 2013 SAYE Scheme 2;

(g)    CSR plc Global Share Purchase Plan;

(h)    CSR plc Amended and Restated Employee Share Purchase Plan;

(i)     The CSR Share Award Plan;

(j)     The CSR Phantom Share Award Plan;

(k)    SiRF Technology Holdings, Inc. 2004 Stock Incentive Plan;

(l)     Zoran Corporation 2005 Equity Incentive Plan;

(m)   Zoran Corporation 2005 Outside Directors Equity Plan;

(n)    Microtune, Inc. 2010 Stock Plan;

(o)    Amended and Restated Microtune, Inc. 2000 Stock Plan; and

(p)    Zoran Corporation 2000 Nonstatutory Stock Option Plan;

“Deposit Agreement”	the deposit agreement among JP Morgan Chase Bank N.A., as depositary, CSR and the owners and beneficial owners of CSR ADSs from time to time under which the CSR ADSs are issued;

“Depositary”	the depositary under the Deposit Agreement, which is JP Morgan Chase Bank N.A.;

“Disclosure Period”	the period commencing on 28 August 2013 (being the date 12 months prior to the start of the Offer Period) and ending on 10 November 2014 (being the last practicable date prior to the publication of this document);

“EDGAR”	the Electronic Data Gathering, Analysis, and Retrieval system accessed at http://www.sec.gov/edgar.shtml;

“Effective Date”	the date on which the Scheme becomes effective in accordance with its terms;

“Enlarged Group”	the Qualcomm Group as enlarged following the Acquisition;

“Euroclear”	Euroclear UK & Ireland Limited;

“Excluded Shares”	any CSR Shares which are registered in the name of or beneficially owned by any member of the Qualcomm Group or its nominee(s) and any CSR Shares held in treasury;

“Explanatory Statement”	the explanatory statement (in compliance with section 897 of the Companies Act) relating to the Scheme, as set out in Part Two of this document;

“Fairly Disclosed”	information:

(a) which has been fairly disclosed in writing by or on behalf of CSR to QGT or its advisers prior to the Announcement Date; (b) which has been Publicly Announced; or (c) set out in this announcement;

“FCA” or the “Financial Conduct Authority”	the United Kingdom Financial Conduct Authority in its capacity as the competent authority for the purposes of Part VI of FSMA;

“First Court Hearing”	the hearing at which the Scheme Court Order is made;

“Form(s) of Instruction”	either or both (as the context demands) of the form of instruction which may be completed by CSR ADS Holders to instruct the Depositary as to how to vote at the Court Meeting and the form of instruction which may be completed by CSR ADS Holders to instruct the Depositary as to how to vote at the General Meeting;

“Form(s) of Proxy”	either or both (as the context demands) of the blue Form of Proxy in relation to the Court Meeting and the white Form of Proxy in relation to the General Meeting;

“FSMA”	the Financial Services and Markets Act 2000, including any statutory modification or re-enactment thereof for the time being in force;

“General Meeting”	the general meeting of CSR convened by the notice set out in Part Eleven of this document, including any adjournment thereof;

“holder”	a registered holder and any person(s) entitled by transmission;

“IRS”	Internal Revenue Services;

“Listing Rules”	the listing rules made under FMSA by the UK Listing Authority and contained in the UK Listing Authority’s publication of the same name, as amended from time to time;

“London Stock Exchange”	London Stock Exchange plc;

“Long Stop Date”	31 December 2015 (or such later date (if any) as CSR and QGT may agree and the Court and the Panel may allow), being the latest date by which the Scheme must become effective in accordance with its terms;

“Non-Disclosure Agreement”	the non-disclosure agreement dated 3 September 2014 between CSR and Qualcomm details of which are set out in paragraph 9 of Part Eight of this document;

“Offer Period”	the offer period (as defined by the Code) relating to CSR, which commenced on 28 August 2014;

“Official List”	the official list maintained by the UK Listing Authority;

“Opening Position Disclosure”	has the same meaning as in Rule 8 of the Code;

“Panel”	the Panel on Takeovers and Mergers;

“PFIC”	a passive foreign investment company;

“Publicly Announced”	disclosed in (a) any public announcement by or on behalf of CSR made through a Regulatory Information Service prior to the date of the Announcement or (b) the annual report;

“QGT”	Qualcomm Global Trading Pte. Ltd., a company incorporated in the Republic of Singapore with company number 201127766C and whose registered office is 80 Robinson Road, #02-00, Singapore 068898;

“Qualcomm”	Qualcomm Incorporated and, where the context requires, QGT and Qualcomm Incorporated’s subsidiaries and subsidiary and associated undertakings;

“Qualcomm Directors”	the persons whose names are set out in paragraph 2.2 of Part Eight of this document or, where the context so requires, the directors of Qualcomm Incorporated and/or QGT from time to time;

“Qualcomm Group”	Qualcomm Incorporated and its subsidiary undertakings;

“Reduction Court Order”	the order of the Court confirming the Reduction of Capital and directing the Re-registration;

“Reduction of Capital”	the proposed reduction of share capital of CSR pursuant to the Scheme;

“Registrar of Companies”	means the registrar of companies in England and Wales;

“Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended;

“Regulatory Authority”	each of a central bank, government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental, administrative, fiscal or investigative body, court, trade agency, association, institution or any other body or person whatsoever in any jurisdiction;

“Regulatory Information Service”	any information service authorised from time to time by the FCA for the purpose of disseminating regulatory announcements;

“Restricted Jurisdiction”	any jurisdiction where the relevant action would constitute a violation of the relevant laws and regulations of such jurisdiction;

“Re-registration”	the proposed re-registration of CSR as a private company under section 651 of the Companies Act and as provided for by the Scheme;

“Samsung Transaction”	the disposal by CSR of its handset connectivity and handset location development operations to Samsung Electronics Co., Ltd. in October 2012;

“Scheme” or “Scheme of Arrangement”	the proposed scheme of arrangement under Part 26 of the Act between CSR and holders of Scheme Shares, as set out in Part Four of this document, with or subject to any modification, addition or condition approved or imposed by the Court;

“Scheme Court Order”	the order of the Court sanctioning the Scheme;

“Scheme Document”	this document dated 12 November 2014 sent by CSR to CSR Shareholders, containing and setting out the Scheme, the notices convening the Court Meeting and the General Meeting and the further particulars required by Part 26 of the Companies Act;

“Scheme Record Time”	6.00 p.m. on the Business Day immediately preceding the date of the Second Court Hearing;

“Scheme Shareholders”	holders of Scheme Shares;

“Scheme Shares”	the CSR Shares:

(i)     in issue at the date of this document;

(ii)    (if any) issued after the date of this document and prior to the Voting Record Time; and

(iii)  (if any) issued at or after the Voting Record Time and prior to the Scheme Record Time in respect of which the original or subsequent holder thereof shall be bound by the Scheme or shall by such time have agreed in writing to be bound by the Scheme, in each case other than any Excluded Shares;

“SEC”	the US Securities and Exchange Commission;

“Second Court Hearing”	the hearing at which the Reduction Court Order is made;

“Statement of Capital”	means the statement of capital to be filed in relation to the Reduction of Capital;

“subsidiary”	has the meaning given in section 1159 of the Companies Act;

“subsidiary undertaking”	has the meaning given in section 1162 of the Companies Act;

“Takeover Offer”	should the Acquisition be implemented by way of a takeover offer, a takeover offer made by QGT to acquire the issued and to be issued CSR Shares and, where the context so requires, any revision, variation, extension or renewal of such offer;

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;

“UK Listing Authority”	the Financial Conduct Authority in its capacity as the authority for listing in the United Kingdom;

“uncertificated” or “in uncertificated form”	a share or other security recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST;

“US” or “United States”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;

“US Exchange Act”	the United States Securities Exchange Act of 1934, as amended;

“US Securities Act”	the US Securities Act of 1933, as amended, and rules and regulations promulgated thereunder;

“US Shareholders”	holders of CSR Shares ordinarily resident in the US or with a registered address in the US, and any custodian, nominee or trustee holding CSR Shares for persons in the US or with a registered address in the US;

“Wider CSR Group”	CSR and the subsidiaries and subsidiary undertakings of CSR and associated undertakings (including any joint venture, partnership, firm or company in which any member of the CSR Group is interested) or any undertaking in which CSR and such undertakings (aggregating their interests) have a significant interest;

“Wider Qualcomm Group”	Qualcomm and the subsidiaries and subsidiary undertakings of Qualcomm and associated undertakings (including any joint venture, partnership, firm or company in which any member of the Qualcomm Group is interested) or any undertaking in which Qualcomm and such undertakings (aggregating their interests) have a significant interest; and

“Voting Record Time”	6.00 p.m. on the day which is two Business Days prior to the date of the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is two Business Days before the day of such adjourned meeting.

PART TEN: NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE	No. 7787 of 2014
CHANCERY DIVISION
COMPANIES COURT
Registrar Barber

IN THE MATTER OF CSR PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

NOTICE IS HEREBY GIVEN that, by an order dated 6 November 2014 made in the above matters, the Court has granted permission for a meeting (the “Court Meeting”) to be convened of the holders of Scheme Shares (as defined in the Scheme of Arrangement referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement proposed to be made between CSR plc (the “Company”) and the holders of Scheme Shares and that such meeting will be held at The Lincoln Centre, 18 Lincoln’s Inn Fields, London, WC2A 3ED, on 4 December 2014 at 11.45 a.m. at which place and time all holders of Scheme Shares are requested to attend.

A copy of the Scheme of Arrangement and a copy of the statement required to be furnished pursuant to section 897 of the Companies Act 2006 are incorporated in the document of which this notice forms part.

Holders of Scheme Shares may vote in person at the meeting or they may appoint another person as their proxy to attend, speak and vote in their stead. A proxy need not be a member of the Company. A holder of Scheme Shares may appoint more than one proxy in relation to the meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that holder. A blue Form of Proxy for use at the meeting is enclosed with this notice. Alternatively, holders of Scheme Shares may appoint a proxy or proxies electronically following the instructions set out in the section, “To Vote on the Acquisition”, of this document. The Company’s shareholders with Scheme Shares held through CREST may also appoint a proxy or proxies using CREST by following the instructions set out in the section, “To Vote on the Acquisition”, of this document. Completion and return of a Form of Proxy, or the appointment of proxies electronically or through CREST, will not preclude a holder of Scheme Shares from attending and voting in person at the meeting, or any adjournment thereof.

In the case of joint holders of Scheme Shares the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

It is requested that forms appointing proxies (together with any power of attorney or other authority under which they are signed, or a notarially certified copy of such power of attorney) be lodged with the Company’s registrar, Equiniti Limited, at the address stated therein, or through CREST or electronically, as soon as possible and, in any event, so as to be registered or received by no later than 11.45 a.m. on 2 December 2014 (or, if the meeting is adjourned, at least 48 hours before the start of the adjourned meeting (excluding any part of such 48 hour period which falls on a weekend or on a day which is a public or bank holiday in the UK)) but, if forms are not so returned, they may be handed to the chairman at the meeting.

Entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at the Voting Record Time. Changes to the register of members after such time will be disregarded.

By the said order, the Court has appointed Ron Mackintosh, or failing him, Joep van Beurden or, failing him, Will Gardiner or failing him any director of the Company to act as chairman of the meeting and has directed the chairman to report the result of the meeting to the Court.

The said Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated 12 November 2014

SLAUGHTER AND MAY

One Bunhill Row

London EC1Y 8YY

Solicitors for the Company

Notes:

1.	The statement of rights of Scheme Shareholders (as defined in the Scheme of Arrangement referred to above) in relation to the appointment of proxies described in this Notice of Court Meeting does not apply to nominated persons. Such rights can only be exercised by Scheme Shareholders.

2.	Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a “nominated person”) may, under an agreement between him/her and the member by whom he/she was nominated have a right to be appointed (or to have someone else appointed) as a proxy for the Court Meeting. If a nominated person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the member as to the exercise of voting rights.

PART ELEVEN: NOTICE OF GENERAL MEETING

CSR PLC

Notice is hereby given that a general meeting of CSR plc (the “Company”) will be held at The Lincoln Centre, 18 Lincoln’s Inn Fields, London, WC2A 3ED, on 4 December 2014 at 12.00 p.m. (or as soon thereafter as the meeting of the holders of Scheme Shares (as defined in the Scheme as referred to in the resolution set out below) convened for 11.45 a.m. on the same day and at the same place, by an order of the High Court of Justice, shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolution, which will be proposed as a special resolution.

SPECIAL RESOLUTION

THAT for the purpose of giving effect to the scheme of arrangement between the Company and the holders of the Scheme Shares (as defined in the Scheme), a print of which has been produced to this meeting and for the purposes of identification signed by the chairman hereof, in its original form or subject to such modification, addition or condition as may be agreed between the Company and Qualcomm Global Trading Pte. Ltd. (“QGT”) and approved or imposed by the Court (the “Scheme”):

(A)	the Scheme be and is hereby approved;

(B)	the directors of the Company be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into full effect;

(C)	the Company be re-registered as a private company and the share capital of the Company be reduced by cancelling the Scheme Shares;

(D)	subject to and forthwith upon the reduction of share capital referred to in paragraph (C) above and notwithstanding anything to the contrary in the articles of association of the Company:

(i)	the reserve arising in the books of account of the Company as a result of the cancellation of the Scheme Shares be applied in paying up in full at par such number of new ordinary shares of 0.1 pence each as shall be equal to the number of Scheme Shares cancelled, which shall be allotted and issued, credited as fully paid, to QGT and/or its nominee(s) in accordance with the terms of the Scheme; and

(ii)	the directors of the Company be hereby authorised pursuant to and in accordance with sections 549 and 551 of the Companies Act 2006 to give effect to this special resolution and accordingly to effect the allotment of the new ordinary shares referred to in sub-paragraph (i) above, provided that: (a) this authority shall expire on the fifth anniversary on which it is passed (unless previously revoked, varied or renewed); (b) the maximum aggregate nominal amount of shares which may be allotted hereunder shall be the aggregate nominal amount of the new ordinary shares created pursuant to sub-paragraph (i) above; and (c) this authority shall be without prejudice and in addition to any other authority under the said sections 549 and 551 previously granted before the date on which this special resolution is passed;

(E)	the articles of association of the Company be and are hereby amended by the adoption and inclusion of the following new article 136:

“Scheme of Arrangement

136.	Scheme of Arrangement

(a)	In this article, references to the “Scheme” are to the scheme of arrangement dated 12 November 2014 under Part 26 of the Companies Act 2006 between the Company and the holders of Scheme Shares (as defined in the Scheme) and as approved by the holders of the Scheme Shares at the meeting convened by the Court and as it may be modified or amended in accordance with its terms, and expressions defined in the Scheme shall have the same meanings in this article.

(b)	Notwithstanding either any other provision of these articles or the terms of any resolution whether ordinary or special passed by the Company in general meeting, if the Company issues any ordinary shares (other than to Qualcomm Global Trading Pte. Ltd. (“QGT”) or its nominee(s)) on or after the adoption of this article and on or prior to the Scheme Record Time (as defined in the Scheme), such shares shall be issued subject to the terms of the Scheme (and shall be Scheme Shares for the purposes thereof) and the original or any subsequent holder or holders of such ordinary shares shall be bound by the Scheme accordingly.

(c)	Notwithstanding any other provision of these articles, if any ordinary shares are issued to any person (other than QGT or its nominee(s)) (the “New Member”) after the Scheme Record Time, such New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) will, provided the Scheme shall have become effective, be obliged to immediately transfer all the ordinary shares held by the New Member (or any subsequent holder or any nominee of such New Member or such subsequent holder) (the “Disposal Shares”) to QGT (and/or its nominee, as QGT may otherwise direct) who shall be obliged to acquire all of the Disposal Shares in consideration of and conditional on the payment by or on behalf of QGT to the New Member of an amount in cash for each Disposal Share equal to the consideration that the New Member would have been entitled to had each Disposal Share been a Scheme Share.

(d)	On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation), the value of the consideration per Disposal Share to be paid under (c) above shall be adjusted by the directors in such manner as the auditors of the Company or an independent investment bank selected by the Company may determine to be fair and reasonable to the New Member to reflect such reorganisation or alteration. References in this article to ordinary shares shall, following such adjustment, be construed accordingly.

(e)	To give effect to any transfer required by this article, the Company may appoint any person as attorney for the New Member to execute and deliver as transferor a form of transfer or instructions of transfer on behalf of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) in favour of QGT and do all such other things and execute and deliver all such documents as may in the opinion of the attorney be necessary or desirable to vest the Disposal Shares in QGT and pending such vesting to exercise all such rights to the Disposal Shares as QGT may direct. If an attorney is so appointed, the New Member shall not thereafter (except to the extent that the attorney fails to act in accordance with the directions of QGT) be entitled to exercise any rights attaching to the Disposal Shares unless so agreed by QGT. The Company may give good receipt for the purchase price of the Disposal Shares and may register QGT as the holder thereof and issue to it certificates for the same. The Company shall not be obliged to issue a certificate to the New Member for any Disposal Shares. QGT shall send a cheque drawn on a UK clearing bank (or shall procure that such a cheque is sent) in favour of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) for the purchase price of such Disposal Shares within 14 days of the date on which the Disposal Shares are issued to the New Member.

(f)	If the Scheme shall not have become effective by the date referred to in clause 6(B) of Part Four of the Scheme (or such later date, if any, as QGT and the Company may agree and the Court and the Panel on Takeovers and Mergers may allow, if such consent is required), this article shall be of no effect.

(g)	Notwithstanding any other provision of these articles, both the Company and the directors may refuse to register the transfer of any Scheme Shares effected between the Scheme Record Time and the Effective Date, both as defined in the Scheme.

(h)	Notwithstanding any other provision of these articles, both the Company and the directors may refuse to register the transfer of any ordinary shares other than as provided by this article.”

12 November 2014

By Order of the Board

Brett Gladden

Company Secretary

Registered Office:

Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ

Registered in England and Wales No. 04187346

Notes:

1.	Only holders of ordinary shares of 0.1 pence in the capital of CSR are entitled to attend and vote at this meeting and may appoint a proxy to attend, speak and vote instead of them. A CSR Shareholder (as defined in the Scheme) may appoint more than one proxy in relation to the meeting provided that each proxy is entitled to exercise the rights attaching to a different share or shares held by that member. A proxy need not be a member of the Company.

2.	A white form of proxy is enclosed for use at this meeting. To be valid, completed Forms of Proxy must be returned so as to arrive at the offices of the Company’s registrar, Equiniti Limited, at the address stated thereon, not later than 12.00 p.m. on 2 December 2014, or if the meeting is adjourned, at least 48 hours before the start of the adjourned meeting (excluding any part of such 48 hour period falling on a weekend or a public holiday in the UK).

3.	CSR Shareholders may register their proxy appointments electronically via the www.sharevote.co.uk website, where full details of the procedure are given. CSR Shareholders who are not registered to vote electronically will need to enter the Voting ID, Task ID and Shareholder Reference Number set out in their personalised white Form of Proxy which accompanies this document. Alternatively, CSR Shareholders who have already registered with Equiniti’s Shareview Service can appoint a proxy by logging on to their portfolio at www.shareview.co.uk and clicking on the link to vote. The onscreen instructions give details on how to complete the appointment process. In order to be valid, such appointments and directions must be registered by no later than 12.00 p.m. on 2 December 2014, or if the meeting is adjourned, at least 48 hours before the time fixed for the holding of the adjourned meeting (excluding any day that is not a working day). CSR Shareholders are advised to read the terms and conditions of use carefully. Electronic communication facilities are available to all CSR Shareholders.

4.	CSR Shareholders who hold shares through CREST and who wish to appoint a proxy or proxies for the meeting or any adjournment(s) by using the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service providers, who will be able to take the appropriate action on their behalf.

5.	In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the Registrar (ID RA19) not later than 12.00 p.m. on 2 December 2014, or if the meeting is adjourned, at least 48 hours before the start of the adjourned meeting (excluding any part of such 48 hour period falling on a weekend or a public holiday in the UK). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

6.	CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instruction. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a personal CREST member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

7.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Regulations.

8.	Completion and return of a Form of Proxy, or the appointment of proxies through CREST or electronically will not preclude a shareholder from attending and voting in person.

9.	Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, entitlement to attend and vote at the meeting and the number of votes that may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on the day which is two Business Days prior to the date of the meeting. Changes to entries on the register of members after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting.

10.	As at close of business on 10 November 2014 (being the latest practicable date for preparation of this notice) the Company’s issued share capital consisted of 185,736,150 ordinary shares of 0.1 pence each. This figure includes 19,862,679 treasury shares. Therefore, total voting rights in the Company as at close of business on 10 November 2014 were 165,873,471.

11.	In the case of joint holders of ordinary shares the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

12.	The statement of rights of CSR Shareholders in relation to the appointment of proxies described in these notes does not apply to nominated persons. Such rights can only be exercised by CSR Shareholders.

13.	Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a “nominated person”) may, under an agreement between him/her and the member by whom he/she was nominated have a right to be appointed (or to have someone else appointed) as a proxy for the meeting. If a nominated person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the member as to the exercise of voting rights.

14.	Any corporation which is a member can appoint one or more corporate representatives in writing (which written appointment the Company may require to be produced to Equiniti Limited before the start of the meeting) who may exercise on its behalf all of its powers as a member provided that no more than one corporate representative is appointed over the same share.

15.	Any member attending the meeting has the right to ask questions. The Company must cause to be answered any question relating to the business being dealt with at the meeting put by a member attending the meeting. However, members should note that no answer need be given in the following circumstances: (a) if to do so would interfere unduly with the preparation of the meeting or would involve a disclosure of confidential information; (b) if the answer has already been given on a website in the form of an answer to a question; or (c) if it is undesirable in the interests in the Company or in the good order of the meeting that the question be answered.

16.	A copy of this notice, and other information required by section 311A of the Companies Act 2006, can be found at www.csr.com.

17.	You may not use any electronic address provided either in this Notice of Meeting or any related documents (including the Form of Proxy) to communicate with the Company for any purpose other than those expressly stated.

APPENDIX 1

EMPLOYEE REPRESENTATIVES’ OPINION

The following has been provided pursuant to Rule 25.9 of the UK Takeover Code (“Code”).

Opinion of CSR Technology GmbH’s Freiburg works council on the announcement on 15th October 2014 of the Recommended Cash Acquisition through which the entire issued and to be issued ordinary share capital of CSR plc will be acquired by Qualcomm Global Trading Pte Ltd, an indirect wholly-owned subsidiary of Qualcomm Incorporated, to be effected by means of a Scheme of Arrangement under the Companies Act 2006.

Introduction: The Works Council

The works council of the Freiburg office of CSR Technology GmbH in Germany (“Works Council”) is a works council set up in accordance with German law. The Works Council represents the Freiburg employees of CSR Technology GmbH, a subsidiary of CSR Plc.

The Works Council is an appropriate employee representative body in accordance with Rule 25.9 of the Code and is consequently entitled to give a written opinion on the proposed acquisition. The Works Council, through its employee representative, has had discussions with, and feedback from employees it represents prior to preparing this opinion.

Documentation

On 17th October 2014 the CSR management invited the Works Council to give an opinion on the proposed takeover referred to above. This opinion is based on the documents reviewed by the Works Council which have been accessed on 6th November 2014 from the CSR website at http://www.csr.com/ir.

Opinion

1.	For the semiconductor industry in general the Internet of Everything (“IoE”) is a big challenge. With Qualcomm’s and CSR’s complementary core innovations, the Works Council believes a combined business will be in a far stronger position to meet this challenge than would have been the position on a stand alone basis. The Freiburg employees therefore welcome Qualcomm’s intention to acquire CSR. They believe this is a great opportunity to achieve an effective integration of the wireless Soundbar technology and mid to high-end processors with the various devices being developed in connection with the IoE.

2.	The Works Council acknowledges the assurances that the existing contractual and statutory employment rights of all retained CSR employees will be fully respected following completion of the acquisition.

3.	It would be much appreciated if the Works Council is informed and consulted at an early stage about the planned integration review so that it is in a position to contribute to a fast and smooth combination of the two businesses.

Stefan Rohrer

For and on behalf of the Works Council

10th November 2014